

**POSTAL
REALTY
TRUST**



POSTAL
REALTY
TRUST

April 25, 2023

Dear Fellow Stockholders:

2022 was another strong year for Postal Realty Trust. We continued to execute our consolidation strategy, bringing our acquisition total to over $400 million since the Company's IPO in 2019. We achieved the 2022 acquisition target we set at the beginning of the year, acquiring 320 last-mile and flex properties for approximately $123 million, and we generated AFFO and dividend growth, amidst the challenging capital markets and uncertain macroeconomic environment. Towards the middle of the year when interest rates began to rise, we raised the target cap rate for our acquisitions to the midpoint or higher of our 6% to 8% weighted average cap rate range, allowing us to increase our cap rate for 2022 acquisitions to approximately 6.8%. To protect the Company from interest rate risk, we positioned ourselves at year-end with no variable rate exposure, no notable debt maturities until 2026, and a weighted average interest rate of 3.74%. We remain confident in our business principles and in our primary tenant, the United States Postal Service ("USPS"). The USPS continues to pay rent and pay it on time, they rarely relocate, and their irreplaceable logistics network provides access to 165 million delivery points five to six days a week, providing us with the predictability of cash flows for our business and embedded stability in our portfolio. This is a significant differentiator for our company, especially in today's environment, and it positions us well for future growth.

During 2022 and 2023 to date, we have navigated a dramatically different environment as compared to previous years in terms of deal flow and valuation assumptions. Prospective sellers continue to share their interest in working with us, but given the rapid upward shift in interest rates, it is taking time for them to adjust their pricing expectations. We remain patient in our approach, setting ourselves up with ample dry powder to take advantage of accretive opportunities that present themselves going forward. The conservative and proactive management of our balance sheet throughout the year has put us in a great position to grow our portfolio with low leverage.

Additionally, our standing as a leading consolidator in the postal real estate industry enables us to take advantage of this large, fragmented logistics network to build out our pipeline of opportunities in an effort to maximize long-term value for stockholders. In 2022, over 80% of our acquisitions were sourced off-market, exemplifying the unique relationships and reach we have in this industry. Postal Realty Trust is the largest owner of properties leased to the USPS, with approximately 6% market share based on total interior square feet. This displays just how fragmented the ownership within this network is and our plan is to continue aggregating these assets. We will remain measured with our investments and seek to acquire last-mile, flex and industrial properties that we believe are important to the USPS.

For the full year 2022, we again collected 100% of our rents and maintained an occupancy rate of 99.7% for the portfolio. We and our predecessors have achieved a 99% historical weighted average lease retention rate over the past 10-plus years. The continual occupancy validates our due diligence process in identifying locations that are vital to this logistics network. During the year, we paid a total of $0.925 per share in dividends, which increased 4.5% compared to 2021.

Looking to 2023, we are proceeding with the same approach as in recent quarters. We believe the long-term opportunity set continues to be robust, and that the main drivers of our business are unchanged. With over 30 years of experience in this industry, a well-maintained balance sheet, stable cash flows and strong internal growth, we are well-positioned to enhance stockholder value in 2023 and beyond.

We thank you for your continued confidence and support, and we look forward to sharing additional details of our growth and progress throughout the year.

Respectfully,

Andrew Spodek

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file no: 001-38903

POSTAL REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	83-2586114
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

75 Columbia Avenue

Cedarhurst, NY 11516

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (516) 295-7820

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.01 per share	PSTL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant was approximately $261.3 million, based on the closing sales price of $14.90 per share as reported on the New York Stock Exchange.

As of March 7, 2023, the registrant had 19,683,253 shares of Class A common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year end) are incorporated by reference in this Annual Report on Form 10-K in response to Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14.

POSTAL REALTY TRUST, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of federal securities laws. These forward-looking statements are included throughout this Annual Report on Form 10-K, including in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. We have used the words "approximately," "anticipate," "assume," "believe," "budget," "contemplate," "continue," "could," "estimate," "expect," "future," "intend," "may," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target," "will" and similar terms and phrases to identify forward-looking statements in this Annual Report on Form 10-K.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. In addition, important factors that could cause actual results to differ materially from such forward-looking statements include the risk factors in Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. New risks and uncertainties arise from time to time, and we cannot predict those events or how they might affect us. We assume no obligation to update any forward-looking statements after the date of this Annual Report on Form 10-K, except as required by applicable law. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

When we use the terms "we," "us," "our," the "Company" and "our company" in this Annual Report on Form 10-K, we are referring to Postal Realty Trust, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Postal Realty LP, a Delaware limited partnership, of which we are the sole general partner and which we refer to as our "Operating Partnership."

All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including:

- change in the status of the United States Postal Service (the "USPS") as an independent agency of the executive branch of the U.S. federal government;

- change in the demand for postal services delivered by the USPS;

- our ability to come to an agreement with the USPS regarding new leases or lease renewals on the terms and timing we expect, or at all;

- the solvency and financial health of the USPS;

- defaults on, early terminations of or non-renewal of leases or relocation, closure or consolidation of postal offices or delivery units by the USPS;

- the competitive market in which we operate;

- changes in the availability of acquisition opportunities;

- our inability to successfully complete real estate acquisitions or dispositions on the terms and timing we expect, or at all;

- our failure to successfully operate developed and acquired properties;

- adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

- decreased rental rates or increased vacancy rates;

- change in our business, financing or investment strategy or the markets in which we operate;

- fluctuations in interest rates and increased operating costs;

- general economic conditions (including inflation, rising interest rates, uncertainty regarding ongoing conflict between Russia and Ukraine and their related impact on macroeconomic conditions);

- financial market fluctuations;

- our failure to generate sufficient cash flows to service our outstanding indebtedness;

- our failure to obtain necessary outside financing on favorable terms or at all;

- failure to hedge effectively against interest rate changes;

- our reliance on key personnel whose continued service is not guaranteed;

- the outcome of claims and litigation involving or affecting us;

- changes in real estate, taxation, zoning laws and other legislation and government activity and changes to real property tax rates and the taxation of real estate investment trusts ("REITs") in general;

- operations through joint ventures and reliance on or disputes with co-venturers;

- cybersecurity threats;

- uncertainties and risks related to adverse weather conditions, natural disasters and climate change;

- exposure to liability relating to environmental and health and safety matters;

- governmental approvals, actions and initiatives, including the need for compliance with environmental requirements;

- lack or insufficient amounts of insurance;

- limitations imposed on our business in order to maintain our status as a REIT and our failure to maintain such status;

- public health threats such as the coronavirus (COVID-19) pandemic; and

- additional factors discussed under the sections captioned Item 1A. "Risk Factors," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 1. "Business."

PART I

ITEM 1.   BUSINESS

General

We are an internally managed REIT with a focus on acquiring and managing properties leased primarily to the USPS, ranging from last-mile post offices to larger industrial facilities. We believe that we are the largest owner and manager, measured by net leasable square footage, of properties that are leased to the USPS.

We were organized in the state of Maryland on November 19, 2018 and commenced operations upon completion of our initial public offering ("IPO") on May 17, 2019 and the related formation transactions. Our Class A common stock trades on the New York Stock Exchange under the symbol "PSTL". We elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with our short tax year ended December 31, 2019.

We conduct our business through a traditional UPREIT structure in which our properties are owned by our Operating Partnership directly or through limited partnerships, limited liability companies or other subsidiaries. We are the sole general partner of our Operating Partnership through which our properties are directly or indirectly owned. As of December 31, 2022, we owned approximately 80.8% of the outstanding common units of limited partnership interest in our Operating Partnership (the "OP Units"), including long term incentive units of our Operating Partnership (the "LTIP Units"). Our Board of Directors oversees our business and affairs.

Real Estate Investments

As of December 31, 2022, we had net investments of approximately $459.9 million in 1,286 real estate properties (including two properties accounted for as financing leases). The properties are located in 49 states and one territory, totaling approximately 5.3 million net leasable interior square feet in the aggregate and were 99.7% occupied as of December 31, 2022 with a weighted average remaining lease term of approximately three years. As of December 31, 2022, we manage, through our taxable REIT subsidiary ("TRS"), an additional 397 properties owned by our chief executive officer, Andrew Spodek, and his affiliates. We have a right of first offer to purchase 250 of our 397 managed properties.

The majority of our leases are modified double-net leases, whereby the USPS is responsible for utilities, routine maintenance and reimbursement of property taxes and the landlord is responsible for insurance, roof and structure. We believe this structure helps insulate us from increases in certain operating expenses and provides a more predictable cash flow. We believe the overall opportunity for consolidation that exists within the postal logistics network is very attractive. We continue to execute our strategy to acquire and consolidate postal properties that we believe will generate strong earnings for our shareholders.

2022 Highlights

- We collected 100% of our contractual rents and our owned portfolio was 99.7% occupied as of December 31, 2022.

- We acquired 320 properties leased primarily to the USPS totaling approximately 869,000 net leasable interior square feet, for approximately $123 million, excluding closing costs, during 2022.

- We amended our existing Credit Facilities (as defined below) in May 2022 to, among other things, add the 2022 Term Loan (as defined below), replace the London Interbank Offered Rate ("LIBOR") with the Secured Overnight Financing Rate ("SOFR") as the benchmark interest rate and allow for a decrease in the applicable margin by 0.02% if we achieve certain sustainability targets. In December 2022, we further exercised $40.0 million of term loan accordion under the Credit Facilities. We also entered into five interest rate swaps with a total notional amount of $165.0 million to manage our interest rate risks under the Credit Facilities.

- We issued 751,382 shares of Class A common stock under our at-the-market equity offering programs during 2022, raising approximately $11.9 million in gross proceeds.

Dividends

- We have increased our quarterly dividend from $0.2275 for the fourth quarter 2021 dividend to $0.2375 for the fourth quarter 2022 dividend. Our dividend per share has increased for the past fourteen consecutive quarters. Although we expect to continue our policy of paying regular dividends, we cannot guarantee that we will maintain our current level of dividends, that we will continue our recent pattern of increasing dividends per share or what our actual dividend yield will be in any future period.

Tenant Concentration

We acquire and manage postal properties and report our business as a single reportable segment. Our properties are leased primarily to the USPS. See the discussions under Item 1A. "Risk Factors — Risks Related to the USPS". In this Annual Report, we make reference to certain financial and operational data in the public reports of the USPS filed with the Postal Regulatory Commission (the "PRC"), available at *www.usps.com* or *www.prc.gov*. Information on, or accessible through, the USPS' website or the PRC's website is not a part of, and is not incorporated into, this Annual Report or any other filing we file or furnish with the Securities and Exchange Commission (the "SEC").

Government Regulations

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position. The impact of these governmental regulations can be material to our business. We incur costs to monitor and take action to comply with governmental regulations that are applicable to our business, which include, among others: federal securities laws and regulations; REIT and other tax laws and regulations; environmental and health and safety laws and regulations; legal requirements for federal government contractors; local zoning, usage and other regulations relating to real property; and the Americans with Disabilities Act of 1990, as amended (the "ADA").

Our properties must comply with Title III of the ADA to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Human Capital Resource Management

As of December 31, 2022, we employed 42 full-time employees. Our employees are primarily located at our corporate office in Cedarhurst, New York. Our employees are not members of any labor union, and we consider our relations with our employees to be satisfactory. As of December 31, 2022, 31% of our employees, 20% of our named executive officers and key employees (defined as all employees with a title of vice president and higher) and 20% of the members of our Board of Directors were female and 21% of our employees identified as a member of an ethnic and/or racial minority group.

Our human capital goals are focused on identifying, recruiting, retaining, developing, incentivizing and integrating our existing and prospective employees. We endeavor to maintain workplaces that are free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. The basis for any recruitment, hiring, development, training, compensation and advancement at the Company are qualifications, performance, skills and experience. We believe our employees are fairly compensated, and compensation and promotion decisions are made without regard to gender, race and ethnicity. Employees are routinely recognized for outstanding performance.

We maintain both cash-and equity-based compensation programs designed to attract, retain and motivate our employees. We recognize the importance of the health, safety and environmental well-being of our employees, and are committed to providing and maintaining a healthy work environment. We offer a comprehensive benefits program as well as a 401(k) program, flexible spending accounts, income protection through our sick pay and long-term disability policies, paid vacation, paid maternity and paternity leave and holiday and personal days to balance work and personal life. In addition to our benefits program, we offer a number of work life enhancements at our corporate headquarters, including, but not limited to, healthy snacks and ergonomic workstations. We encourage our employees to take advantage of various internal training opportunities and those provided by outside service providers to the extent these are business related. All corporate employees, including members of our management team, receive periodic training about our business, the Company's structure and the important laws and policies that affect the Company. In addition, many of our employees hold professional licenses and we encourage them to, and reimburse them, for qualified ongoing continuing professional education. We also provide all of our employees with biannual performance and career development reviews.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, as a current or former owner of real property, we may be liable for costs of the removal or remediation of certain hazardous substances, waste or petroleum products at, on, in or under the properties that we own, including costs for investigation or remediation, natural resource damages or third-party liability for personal injury or property damage. These laws often impose liability without regard to fault including whether the owner or operator knew of, or were responsible for, the presence or release of such materials. Some of our properties may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes.

Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the tenants of our properties, which could materially and adversely affect us. We maintain an insurance policy for environmental liabilities at all of our properties. However, any potential or existing environmental contamination liabilities may be in excess of the coverage limits of, or not covered by, such insurance policy. We may also not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

In addition, some of our buildings contain, or at one time contained, lead-based paint, asbestos containing materials or underground storage tanks used to store petroleum products or other potentially hazardous or toxic substances or may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to lead, asbestos, or airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of lead, asbestos, mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of lead, asbestos, mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Availability of Reports Filed with the Securities and Exchange Commission

A copy of this Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on our Internet website (*www.postalrealtytrust.com*). All of these reports are made available on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics and the charters of the Audit and Corporate Governance and Compensation Committees of our Board of Directors are also available on our website at *https://investor.postalrealtytrust.com/govdocs,* and are available in print to any stockholder upon written request to Postal Realty Trust, Inc. c/o Investor Relations, 75 Columbia Avenue, Cedarhurst, New York 11516. Our telephone number is (516) 295-7820. The information on or accessible through our website is not, and shall not be deemed to be, a part of this Annual Report or incorporated into any other filing we file or furnish with the SEC. The SEC also maintains a website that contains reports, proxy and information statements and other information we file with the SEC at *www.sec.gov*.

ITEM 1A. RISK FACTORS

Risk Factor Summary

Risks Related to the USPS

- Our business is substantially dependent on the demand for leased postal properties.

- The USPS' inability to meet its financial obligations may have a material adverse effect on our business.

- The USPS has a substantial amount of indebtedness and is subject to rising expenses.

- The USPS is subject to congressional oversight and regulation by the PRC and other agencies.

- Intense competition faced by the USPS.

- The USPS' potential insolvency, inability to pay rent or bankruptcy.

- Implementation of the Ten-Year Plan proposed by the USPS.

- Our properties may have a higher risk of terrorist attacks.

- Litigation and catastrophic events involving the USPS may disrupt our business.

Risks Related to Our Business Operations

- We may be unable to acquire and/or manage additional USPS-leased properties at competitive prices or at all.

- Concentration of our postal properties in certain regions.

- We may be unable to renew leases or sell vacated properties on favorable terms, or at all, as leases expire.

- Property vacancies could result in significant capital expenditures and illiquidity.

- As of March 7, 2023, the leases at 100 of our properties were expired.

- Our use of OP Units as consideration to acquire properties.

- Postal properties are illiquid.

- An increase in the amount of USPS or U.S. government-owned real estate may adversely affect us.

- Our real estate taxes for properties where we are not reimbursed could increase.

- Increases in interest rates or unavailability of debt financing.

- Mortgage debt obligations expose us to the possibility of foreclosure.

- Failure to comply with covenants in our debt instruments could adversely affect our financial condition.

- Failure to hedge effectively against interest rate changes may have a material adverse effect on our business.

- Our success depends on key personnel whose continued service is not guaranteed.

- Risks associated with on-going or future litigation.

- Insurance on our properties may not adequately cover all losses and uninsured losses.

- Risks associated with joint venture investments.

- Competition for skilled personnel could increase our labor costs.

- Our growth depends on external sources of capital.

- We could incur significant costs and liabilities related to environmental matters.

- Our properties may contain or develop harmful mold or suffer from other air quality issues.

- We are subject to risks from natural disasters and risks associated with climate change.

- Our properties may be subject to impairment charges.

- Our title insurance policies may not cover all title defects.

- Significant costs for complying with various federal, state and local laws, regulations and covenants.

- We may not be able to adapt to potential new business models.

- We have acquired properties that are subject to purchase options in favor of the USPS.

- We may incur goodwill and other intangible asset impairment charges.

- We may have difficulty implementing changes to our information technology systems.

- Use of social media may adversely impact our reputation and business.

Risks Related to Our Organizational Structure

- Mr. Spodek and his affiliates own, directly or indirectly, a substantial beneficial interest in our company.

- Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our Operating Partnership.

- Our charter contains certain provisions restricting the ownership and transfer of our stock.

- We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

- Certain provisions of the Maryland General Corporation Law could inhibit changes of control.

- Certain provisions of our Operating Partnership may delay or prevent unsolicited acquisitions of us.

- Tax protection agreements may limit our ability to sell or otherwise dispose of certain properties and may require our Operating Partnership to maintain certain debt levels that otherwise would not be required.

- Our Board of Directors may change our strategies, policies and procedures without stockholder approval, and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

- Our rights and the rights of our stockholders to take action against our directors and officers are limited.

- We are a holding company with no direct operations, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries.

- Our Operating Partnership may issue additional OP Units to third parties without the consent of our stockholders.

Risks Related to Our Status as a REIT

- Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation.

- Failure to make required distributions would subject us to federal corporate income tax.

- Complying with REIT requirements may cause us to forego certain opportunities or investments.

- The prohibited transactions tax may limit our ability to dispose of our properties.

- We could be affected by tax liabilities or earnings and profits of our predecessor.

- There are uncertainties relating to the estimate of the accumulated earnings and profits attributable to United Postal Holdings, Inc. ("UPH")

- A sale of assets acquired as part of the merger between us and UPH within five years after the merger would result in corporate income tax.

- The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

- Our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

- You may be restricted from acquiring or transferring certain amounts of our Class A common stock.

- Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations.

- If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT.

- To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions or on unfavorable terms at desired times.

- Covenants in our debt instruments may restrict our ability to pay distributions.

- New legislation or administrative or judicial action could adversely affect us or our stockholders.

General Risk Factors

- An increase in market interest rates may have an adverse effect on the market price of our securities.

- Inflation may adversely affect our financial condition and results of operations.

- Changes in accounting pronouncements could adversely impact our reported financial performance.

- We could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

- Future offerings of equity securities may adversely affect the market price of our Class A common stock.

- The market price of our Class A common stock has been, and may continue to be, volatile and has declined, and may continue to decline.

- We face cybersecurity risks and risks associated with security breaches.

- Risks associated with third-party expectations relating to environmental, social and governance factors.

The following risk factors may adversely affect our overall business, financial condition, results of operations, cash flows and prospects; our ability to make distributions to our stockholders; our access to capital; or the market price of our Class A common stock, as further described in each risk factor below. In addition to the information set forth herein, in this Annual Report on Form 10-K, one should carefully review and consider the information contained in our other reports and periodic filings that we make with the SEC. Those risk factors could materially affect our overall business, financial condition, results of operations, cash flows and prospects; our ability to make distributions to our stockholders; our access to capital; or the market price of our Class A common stock. The risks that we describe in our public filings are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, also may materially adversely affect our business, financial condition, results of operations, cash flows and prospects. Additional information regarding forward-looking statements is included herein.

Risks Related to the USPS

Our business is substantially dependent on the demand for leased postal properties.

Any significant decrease in the demand for leased postal properties could have a material adverse effect on our business. The number of retail postal locations nationwide has been decreasing over the prior decade. Additionally, on March 23, 2021, the USPS released a ten-year plan entitled *Delivering for America: Our Vision and Ten-Year Plan to Achieve Financial Sustainability and Service Excellence* (the "Ten-Year Plan"), which includes evaluating the facility consolidations that were deferred in 2015 and potentially consolidating the facilities that remain underutilized. The USPS has recently began to undertake, and proposes to further undertake, a number of operational reforms and cost reduction measures under the Ten-Year Plan, such as higher rates, slower deliveries for certain services, formation of large sorting and delivery centers and closure, relocation or consolidation of certain facilities and delivery units. Consolidation of our postal properties or delivery units attached to our postal properties would materially adversely affect our operations. Further reductions in the number of postal properties could result in entering into leases with the USPS in the future on less favorable terms than current leases, the failure of the USPS to renew leases or the termination by the USPS of existing leases for our properties and the reduction of the number of acquisition opportunities available to us. The level of demand for postal properties may be impacted by a variety of factors outside of our control, including changes in U.S. federal government and USPS policies or funding, changes in population density, the health and sustainability of local, regional and national economies, the existence of epidemics and pandemics, such as the ongoing COVID-19 pandemic, and the demand and use of the USPS. Moreover, technological innovations, such as autonomous delivery devices, may decrease the need for hand delivery or in-person pick up, thereby decreasing the demand for retail post offices. In addition, package delivery service providers, such as FedEx, Amazon, UPS and DHL, begun implementing autonomous delivery devices to assist retail companies with same-day and last-mile deliveries, in addition to publicly stating their intention to expand their last-mile delivery capabilities. The development, implementation and broad adoption of these devices may decrease the demand for postal services.

The USPS is facing legislative constraints that are hindering its ability to maintain adequate liquidity to sustain its current operations. If the USPS' revenues decrease due to reduced demand for postal services, then the USPS may reduce its number of post office locations.

The USPS' inability to meet its financial obligations may render it insolvent or increase the likelihood of Congressional or regulatory reform of the USPS, which may have a material adverse effect on our business and operations.

A significant portion of the USPS' liabilities consist of unfunded fixed benefits, such as pensions and healthcare, to retired USPS workers. Although Congress regularly debates the future of the USPS, the USPS is unlikely to be able to retire its existing liabilities without regulatory or Congressional relief. If the USPS becomes unable to meet its financial obligations, many of our leases may be vacated by the USPS, which would have a material adverse effect on our business and operations. Any Congressional or regulatory action that decreases demand by the USPS for leased postal properties would also have a material adverse effect on our business and operations. We cannot predict whether any currently contemplated reforms or any reforms pursued by the U.S. federal government will ultimately take effect and, if so, how such reforms would specifically affect us.

The USPS has a substantial amount of indebtedness and is subject to rising expenses.

The USPS has significant outstanding debt obligations to the Federal Financing Bank (the "FFB"). Under the note purchase agreement between the USPS and the FFB (the "NPA"), USPS can issue short-term or long-term notes to the FFB and receive funds within two business days. If the FFB elects not to purchase the USPS' notes, the USPS would need to issue and sell such notes potentially in the public or private debt markets to other parties or seek financing through other means. The NPA will expire on September 30, 2025. There can be no assurance that the USPS will be able to extend the term of the NPA beyond expiration or, if the FFB declines to purchase the notes issued by the USPS, obtain alternative sources of financing on the terms or timing that it expects or at all. If the USPS is unable to extend the NPA beyond expiration, the USPS may not be able to refinance debt with the FFB in the future at comparable terms to those currently available.

The USPS also has a significant underfunded Postal Service Retiree Health Benefit Fund (the "PSRHBF") liability, which the USPS is required to fund in future periods. Additionally, the USPS has significantly underfunded retirement benefits amortization payable to the Civil Service Retirement System (the "CSRS") and Federal Employees Retirement System (the "FERS") funds, which the USPS is required to fund in future periods. On March 8, 2022, Congress passed the Postal Service Reform Act, which significantly alleviated the obligations of the USPS by repealing the requirement for USPS to pre-fund the PSRHBF, forgiving the USPS' $57 billion outstanding liability under the PSRHBF and requiring future postal retirees to enroll in Medicare, although significant underfunded liability remains under the PSRHBF in the long term. The USPS' substantial obligations under the NPA and the CSRS and FERS funds also remain outstanding.

In addition, the USPS' collective bargaining agreements include provisions for mandatory cost of living adjustments, which, in recent years coupled with continued impacts to consumer inflation, have resulted in significant increase in labor costs for the USPS. The USPS has also been exposed to rising commodity prices, primarily for diesel fuel, unleaded gasoline, and aircraft fuel for transportation of mail, and natural gas and heating oil for its facilities.

The USPS' significant debt and unpaid health and retirement obligations have in the past required, and could in the future require, the USPS to dedicate a substantial portion of its cash flow from operations to payments on debt and health and retirement obligations, thus reducing the availability of cash flow to fund operating expenses, including lease payments, working capital, capital expenditures and other business activities. If the USPS becomes unable to meet its debt and other obligations or control its expenses and generate sufficient liquidity for its business, the USPS may reduce its demand for leasing postal properties, which would have a material adverse effect on our business and operations.

The USPS is subject to congressional oversight and regulation by the PRC and other government agencies.

The USPS has a wide variety of stakeholders whose interests and needs are sometimes in conflict. The USPS operates as an independent establishment of the executive branch of the U.S. government and, as a result, is subject to a variety of regulations and other limitations applicable to federal agencies. The ability of the USPS to raise rates for its products and services and sell new products and services in new or existing markets is subject to the regulatory oversight and approval of the PRC. Limitations on the USPS' ability to take action could adversely affect its operating and financial results, and as a result, reduce demand for leasing postal properties.

Furthermore, a change in the structure, mission or leasing requirements of the USPS, a significant reduction in the USPS' workforce, relocation of personnel resources, delivery units or postal offices, other internal reorganization or a change in the post offices or delivery units occupying our properties would affect our lease renewal opportunities and have a material adverse effect on our business. In addition, any change in the U.S. federal government's treatment of the USPS as an independent agency, including, but not limited to, the privatization of all or a portion of the USPS business operations, may have a material adverse effect on our business.

The business and results of operations of the USPS are significantly affected by competition from both competitors in the delivery marketplace as well as substitute products and digital communication.

Failure of the USPS to compete effectively and operate efficiently, grow marketing mail and package delivery services and increase revenue and contribution from other sources will adversely impact the USPS' financial condition and this adverse impact will become more substantial over time. The USPS' marketplace competitors include both local and national providers of package delivery services. The USPS' competitors have different cost structures and fewer regulatory restrictions and are able to offer differing services and pricing, which may hinder the USPS' ability to remain competitive in these service areas. In addition, most of the USPS' competitors have access to capital markets, which allows them greater flexibility in the financing and expansion of their business. Customer usage of postal services continues to shift to substitute products and digital communication. The use of e-mail and other forms of electronic communication have reduced first class mail volume, as have electronic billing and payment. Marketing mail has recently experienced declines due to mailers' growing use of digital advertising including digital mobile advertising. The volume of periodicals services continues to decline as consumers increasingly use electronic media for news and information. Periodical advertising has also experienced a decline as a result of move to electronic media. The growth in the USPS' competitive service volumes, such as Priority Mail, Priority Mail Express, First-Class Package Service, Parcel Select, Parcel Return Service and some types of International Mail, is largely attributable to certain of the USPS' largest customers, including UPS, FedEx and Amazon. Each of these customers is building its own delivery capability that could enable it to divert volume away from the USPS over time. If these customers divert significant volume away from the USPS, the growth in the USPS' competitive service volumes may not continue, and there may be reduced demand for leasing postal properties by the USPS.

The USPS' potential insolvency, inability to pay rent or bankruptcy would have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations and could result in our inability to continue as a going concern.

Default by the USPS is likely to cause a significant or complete reduction in the operating cash flow generated by our properties. There can be no assurance that the USPS will be able to avoid insolvency, make timely rental payments or avoid defaulting under or terminating its leases. If the USPS defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Because we depend on rental payments from the USPS, the inability of the USPS to make its lease payments could adversely affect us and our ability to make distributions to our stockholders.

Although we do not believe that bankruptcy protection under the United States bankruptcy code is available to the USPS, the law is unclear. If the USPS were to file for bankruptcy, we would become a creditor, but we may not be able to collect all or any of the pre-bankruptcy amounts owed to owe us by the USPS. In addition, if the USPS were to file for bankruptcy protection, it potentially could terminate its leases with us under federal law, in which event we would have a general unsecured claim against the USPS that would likely be worth less than the full amount owed to us for the remainder of the lease term. This would have a severe adverse effect on our business, financial condition and results of operations.

Implementation of the Ten-Year Plan proposed by the USPS could have a material adverse effect on our operations, financial position and results of operations.

The USPS has published its Ten-Year Plan to address the challenges of the shift from traditional letter-mail to package delivery, underperformance in processing, transportation, delivery and retail operations, failure to meet service performance standards and a perilous and worsening financial situation that has resulted in significant losses. The strategic initiatives are designed to reverse projected losses and to operate at a positive net income in the long term. The Ten-Year Plan includes realignment, procurement of new facilities, expansion of existing facilities and consolidation of underused facilities as well as modernization of retail lobbies to enable expanded digital, small, medium-sized business and government services, which could affect our operations if our postal properties are consolidated.

The USPS has recently begun to undertake a number of operational reforms and cost reduction measures under the Ten-Year Plan, such as higher rates, slower deliveries for certain services, formation of large sorting and delivery centers and closure, relocation or consolidation of certain facilities and delivery units. The extent to which the implementation of this Ten-Year Plan will affect our business, liquidity, financial condition, and results of operations will depend on numerous factors that we may not be able to accurately predict or assess. Portions of the Ten-Year Plan require Congressional approval, which we cannot predict at this time and there will be additional conversations with stakeholders about implementation and changes to the Ten-Year Plan. The USPS' failure to implement the Ten-Year Plan or receive Congressional approval may affect its ability to maintain adequate liquidity to sustain its current operations, which may result in the USPS reducing its number of postal locations and adversely affecting our business and results of operations.

Because the USPS is an independent agency of the U.S. federal government, our properties may have a higher risk of terrorist attacks than similar properties leased to non-governmental tenants.

Terrorist attacks may materially adversely affect our operations, as well as directly or indirectly damage our assets, both physically and financially. Because the USPS is, and is expected to continue to be, an independent agency of the U.S. federal government, our properties are presumed to have a higher risk of terrorist attack than similar properties that are leased to non-governmental affiliated tenants. Terrorist attacks, to the extent that these properties are uninsured or underinsured, could have a material adverse effect on our business, financial condition and results of operations.

Litigation and catastrophic events involving the USPS may disrupt our business.

As a result of the proposed and executed operational, managerial and strategic changes within the USPS, including the Ten-Year Plan, the USPS is the focal point of significant public criticism and litigation. As of the date of this report, several lawsuits have been filed and remain pending against the USPS pertaining to operational change at the USPS, such as higher rates and slower deliveries for certain services. If, as a result of such criticism or litigation, the USPS suffers reputational or financial harm or an increase in regulatory scrutiny, the demand for USPS services may decline, which may lead to reduced demand for USPS properties. The results of these changes or any future changes could lead to additional delays or financing shortfalls for the USPS. The COVID-19 pandemic has also had severe impacts on the USPS and its operations, customer demands, supply chains and labor force. The USPS will continue to be at risk of the adverse impact of another regional epidemic, global pandemic or other adverse public health developments in the future, which could reduce demand for USPS properties and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business and Operations

We may be unable to acquire and/or manage additional USPS-leased properties at competitive prices or at all.

A significant portion of our business plan is to acquire additional properties that are leased to the USPS. There are a limited number of such properties, and we will have fewer opportunities to grow our investments than REITs that purchase properties that are leased to a variety of tenants or that are not leased when they are acquired. In addition, the current ownership of properties leased to the USPS is highly fragmented with the overwhelming majority of owners holding a single property. As a result, we may need to expend significant resources to source acquisition opportunities and complete our due diligence, underwriting and acquisition accounting process on many individual properties, thereby increasing our acquisition costs, lengthening the acquisition timeline and possibly reducing the amount that we are able to pay for a particular property. Accordingly, our plan to grow our business largely by acquiring additional properties that are leased to the USPS and managing properties leased to the USPS by third parties may not succeed.

We also face significant competition for acquisition opportunities for properties leased to the USPS from other market participants, including private investment funds, individual investors and others, and, as a result, we may be unable to acquire a desired property at competitive price, or at all. In addition, because of our public profile as the only publicly traded REIT dedicated to USPS properties, our operations may generate new interest in USPS-leased properties from other REITs, real estate companies and other investors with more resources than we have that did not previously focus on investment opportunities with USPS-leased properties.

We currently have a concentration of postal properties in certain regions and are exposed to changes in regional or local conditions in these states.

Our business may be adversely affected by regional or local conditions and events in the areas in which we operate, particularly in Wisconsin, Pennsylvania, Kansas, Alabama and Texas, where many of our postal properties are concentrated. Developments or conditions in these regions that may adversely affect our occupancy levels and renewals, our rental revenues, our funds from operations or the value of our properties include the following, among others:

- downturns in economic conditions, including as a result of the COVID-19 pandemic;

- unforeseen events beyond our control, including, among others, natural disasters, terrorist attacks and travel related health concerns including pandemics and epidemics;

- possible reduction of the USPS workforce, relocation of postal offices or consolidation of delivery units by the USPS; and

- economic conditions that could cause an increase in our operating expenses, insurance and routine maintenance.

We may be unable to renew leases or sell vacated properties on favorable terms, or at all, as leases expire, which could materially adversely affect us.

We cannot assure you that any leases will be renewed or that vacated properties will be sold on favorable terms, or at all. As of the date of this report, the USPS has vacated one property in our portfolio. For leases which include renewal options that specify a maximum rate, the renewal may result in below-market lease rates over time. If we are subject to below-market lease rates on a significant number of our properties, rental rates for our properties decrease, our existing tenants do not renew their leases or we do not sell vacated properties on favorable terms, our financial condition, results of operations, cash flow, cash available for distributions and our ability to service our debt obligations could be materially adversely affected.

In addition, under some of our leases, we retain certain obligations with respect to the property, including, among other things, the responsibility for maintenance and repair of the property and capital improvements such as roof replacement and major structural improvements. The expenditure of any sums in connection therewith will reduce the cash available for distribution and may require us to fund deficits resulting from operating a property. If we were to fail to meet these obligations, then the tenant could abate rent or terminate the applicable lease, which could have a material adverse effect on our business, financial condition and results of operations.

Property vacancies could result in significant capital expenditures and illiquidity.

The loss of a tenant through lease expiration may require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant. Substantially all of the properties we acquire are specifically suited to the particular business of the USPS and, as a result, if the USPS vacates a property, does not renew its lease or decides to relocate a postal office to another location, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. In the event we are required or elect to sell the property, we may have difficulty selling it to a party other than the USPS, which may result in an impairment loss. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, which may materially and adversely affect us.

As of March 7, 2023, the leases at 100 of our properties were expired and the USPS is occupying such properties as a holdover tenant. If we are not successful in renewing these expired leases, we will likely experience reduced occupancy, rental income and net operating income and potential impairment loss.

As of March 7, 2023, the leases at 100 of our properties, representing approximately 320,000 net leasable interior square feet and $4.0 million in annual contractual rental revenue, were expired and the USPS is occupying such properties as a holdover tenant. When a lease expires, the USPS becomes a holdover tenant on a month-to-month basis, typically paying the greater of estimated market rent or the rent amount under the expired lease. While we currently anticipate that we will renew the leases that have expired or will expire, there can be no guarantee that we will be successful in renewing these leases, obtaining positive rent renewal spreads or renewing the leases on terms comparable to those of the expiring leases. Even if we are able to renew these expired leases, the lease terms may not be comparable to those of the previous leases. If we are not successful, we will likely experience reduced occupancy, rental income and net operating income and potential impairment loss, as well as diminished borrowing capacity under our Credit Facilities, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to stockholders.

Our use of OP Units as consideration to acquire properties could result in stockholder dilution and/or limit our ability to sell such properties.

We have acquired and may continue to acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for OP Units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions.

Illiquidity of postal properties could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Our ability to promptly sell one or more postal properties in our portfolio in response to changing economic, financial and investment conditions and conditions of the USPS may be limited. Certain types of real estate and in particular, postal offices, may have limited alternative uses and thus are relatively illiquid. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more postal properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Internal Revenue Code of 1986, as amended (the "Code"), imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, further limiting our ability to quickly adjust our portfolio in response to changing economic, financial and investment conditions and conditions of the USPS.

An increase in the amount of USPS or U.S. government-owned real estate may adversely affect us.

If there is a large increase in the amount of real estate owned by the USPS or other U.S. government agencies, the USPS may relocate from our properties to such USPS or U.S. government-owned facilities at the expiration of their respective leases. Similarly, it may become more difficult for us to renew our leases with the USPS when they expire or identify additional properties that are leased to the USPS in order to grow our portfolio.

Our real estate taxes for properties where we are not reimbursed could increase due to property tax rate changes or reassessment.

Even though we currently qualify as a REIT for U.S. federal income tax purposes, we are required to pay state and local taxes on some of our properties. The real property taxes on our properties have increased in the past and may increase in the future as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our financial condition, results of operations, cash flows, per share trading price of our Class A common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

Increases in interest rates or unavailability of debt financing may make it difficult for us to finance or refinance our debt.

If debt financing, including mortgage loans, is unavailable to us at reasonable rates or at all, we may not be able to finance the purchase of additional properties or refinance existing debt when it becomes due. If interest rates are higher when we refinance our existing debt, our income and cash flow could be reduced, which would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance our debt when it becomes due, we will have fewer debt guarantee opportunities available to offer under our tax protection agreements, which could trigger an obligation to indemnify the protected parties under the tax protection agreements.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Mortgage and other secured debt obligations increase our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties.

Covenants in our debt instruments could adversely affect our financial condition.

Our Credit Facilities and other debt instruments contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness. Under our Credit Facilities, we must maintain certain ratios, including a minimum fixed charge coverage ratio, maximum total leverage ratio, minimum tangible net worth, maximum secured leverage ratio, maximum unsecured leverage ratio, minimum unsecured debt service coverage ratio and maximum secured recourse leverage ratio. Our ability to borrow under our Credit Facilities and other debt instruments is subject to compliance with our financial and other covenants.

Failure to comply with any of the covenants under our Credit Facilities or other debt instruments could result in a default under one or more of our debt instruments. In particular, we could suffer a default under a secured debt instrument that could exceed a cross-default threshold under our Credit Facilities, causing an event of default thereunder. Under those circumstances, other sources of capital may not be available to us or be available only on unattractive terms. In addition, if we breach covenants in any of our debt agreements, the lenders can declare a default and, if the debt is secured, take possession of the collateral securing the defaulted loan.

Alternatively, even if a secured debt instrument is below the cross-default threshold for non-recourse secured debt under our Credit Facilities, a default under such secured debt instrument may still cause a cross default under our Credit Facilities because such secured debt instrument may not qualify as "non-recourse" under our Credit Facilities. Another possible cross default could occur between the credit facilities that we enter into and any senior unsecured notes that we issue. Any of the foregoing default or cross-default events could cause our lenders to accelerate the timing of payments and/or prohibit future borrowings, either of which would have a material adverse effect on our business, operations, financial condition and liquidity.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Subject to maintaining our qualification as a REIT, we manage our market risk on variable rate debt through the use of interest rate swaps that fix the rate on all or a portion of our variable rate debt for varying periods up to maturity. See Note 6. Derivatives and Hedging Activities in the Notes to our Consolidated Financial Statements included herein for further details. In the future, we may use other derivative instruments such as interest cap agreements to, in effect, cap the interest rate on all or a portion of the debt for varying periods up to maturity. These agreements involve risks, such as the risk that such arrangements would not be effective in reducing our exposure to interest rate changes or that a court could rule that such an agreement is not legally enforceable. In addition, interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates. Hedging could increase our costs and reduce the overall returns on our investments. In addition, while hedging agreements would be intended to lessen the impact of rising interest rates on us, they could also expose us to the risk that the other parties to the agreements would not perform, we could incur significant costs associated with the settlement of the agreements or that the underlying transactions could fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), Topic 815, Derivatives and Hedging.

The REIT provisions of the Code also limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into (i) to manage the risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, (ii) to manage the risk of currency fluctuations with respect to any item of income or gain that constitutes "qualifying income" for purposes of the 75% or 95% gross income tests applicable to REITs (or any property that generates such income or gain) or (iii) that hedges against transactions described in clauses (i) and (ii) and is entered into in connection with the extinguishment of debt or sale of property that is being hedged against by the transactions described in clauses (i) and (ii) does not constitute "gross income" for purposes of the 75% or 95% gross income tests, provided that we comply with certain identification requirements pursuant to the applicable sections of the Code and Treasury Regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities or expose us to greater risks than we would otherwise want to bear.

Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception of our company in the capital markets.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Messrs. Spodek, Garber and Klein who have extensive market knowledge and relationships and exercise substantial influence over our acquisition, operational and financing activities. Among the reasons that these individuals are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with investors, lenders, the USPS and owners of postal properties. If we lose their services, such relationships could diminish or be adversely affected. Our employment agreements with Messrs. Spodek, Garber and Klein do not guarantee their continued employment with us.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, particularly in the postal real estate sector, which aid us in identifying opportunities, having opportunities brought to us and negotiating. Many of these individuals have developed specialized knowledge and skills in the postal real estate sector. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with investors, lenders, owners of postal properties, business partners, existing and prospective tenants and industry participants, which could materially adversely affect our financial condition, results of operations, cash flow and the per share trading price of our Class A common stock.

We may be subject to on-going or future litigation, including existing claims relating to the entities that owned the properties previously and otherwise in the ordinary course of business, which could have a material adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our Class A common stock.

We may be subject to litigation, including existing claims relating to the entities that owned the properties previously and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. In addition, with respect to any claims under our leases with the USPS, the procedures for settling such disputes with the USPS under the Contract Disputes Act of 1978 could be costly, time consuming and may divert the attention of management from other operations of our business. Specifically, the claim process first requires a contractor to file a claim with a USPS-assigned contracting officer. After the contracting officer has issued a final decision, the contractor may appeal such decision before the Postal Service Board of Contract Appeals or the U.S. Court of Federal Claims. We generally intend to vigorously defend ourselves or pursue our claims. However, we cannot be certain of the ultimate outcomes of any currently asserted claims or of those that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements and any related expenses exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations. Certain litigation or the resolution of certain litigation may adversely affect our relationship with tenants, vendors and other parties involved in the disputes and impact the availability or cost of some of our insurance coverage, which could materially adversely affect our results of operations and cash flows, expose us to increased risks that would be uninsured and/or adversely impact our ability to attract officers and directors.

Insurance on our properties may not adequately cover all losses and uninsured losses if we experience a substantial or comprehensive loss of such properties.

Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In those circumstances, the insurance proceeds received may not be adequate to restore our economic position with respect to the affected real property and its generation of rental revenue. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, may be uninsurable or not economically insurable by us. In addition, in the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications without significant capital expenditures which may exceed any amounts received pursuant to insurance policies. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. The loss of our capital investment in or anticipated future returns from our properties due to material uninsured losses could materially and adversely affect us.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition and disputes between us and our co-venturers.

In the future, we may co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in and managing the affairs of a property, partnership, joint venture or other entity. With respect to any such arrangement or any similar arrangement that we may enter into in the future, we may not be in a position to exercise sole decision-making authority regarding the development, property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale or financing, because neither we nor the partner(s) or co-venturer(s) would have full control over the partnership or joint venture. In addition, a sale or transfer by us to a third party of our interests in the joint venture may be subject to consent rights or rights of first refusal, in favor of our joint venture partners, which would in each case restrict our ability to dispose of our interest in the joint venture. Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. We may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to maintain our qualification as a REIT or our exclusion or exemption from registration under the Investment Company Act of 1940, as amended, even if we do not control the joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, during periods of volatile credit markets, the refinancing of such debt may require equity capital calls.

Competition for skilled personnel could increase our labor costs.

We compete intensely with various real estate and other companies in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel in order to successfully manage the day-to-day operations of our company and execute our business plan. As we continue to grow, we have faced and may continue to face increased challenges in hiring and retaining qualified and skilled personnel, especially during periods of labor shortage and intense competition for talents. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge the USPS. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

In order to qualify and maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains.

Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary capital expenditures, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

- general market conditions and the conditions of the USPS;

- the market's perception of our growth potential;

- our current debt levels;

- our current and expected performance and future earnings;

- our cash flow and cash distributions; and

- the market price per share of our Class A common stock.

Historically, the capital markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We could incur significant costs and liabilities related to environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner of real property, we may be liable for costs and damages resulting from the presence or release of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for any alleged harm to human health, property or natural resources. Such laws often impose strict liability without regard to fault, including whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required investigation, remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. See Item 1. "Business — Environmental Matters."

Some of our properties may have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos, lead or underground storage tanks used to store petroleum products or other potentially hazardous or toxic substances, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance and could be required to abate, remove or otherwise address the hazardous material to achieve compliance with applicable environmental laws and regulations. Also, we could be liable to third parties, such as occupants or employees of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. If we incur material environmental liabilities in the future, we may find it difficult to sell or lease any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from the USPS, employees of the USPS or others if property damage or personal injury is alleged to have occurred.

We are subject to risks from natural disasters, such as earthquakes and severe weather, and the risks associated with climate change.

Natural disasters and severe weather such as flooding, earthquakes, tornadoes or hurricanes may result in significant damage to our properties. Many of our properties are located in states like Oklahoma, Texas, Missouri, Louisiana and Florida that historically have experienced heightened risk for natural disasters like tornados and hurricanes. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. While we carry insurance to cover a substantial portion of the cost of such events, our insurance includes deductible amounts and certain items may not be covered by insurance. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a tornado or hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

We also are exposed to risks associated with inclement winter weather, particularly in the Northeast, Mid-Atlantic and Mid-West, including increased costs for the removal of snow and ice. Inclement weather also could increase the need for maintenance and repair of our properties.

Lastly, we cannot predict the rate at which climate change will progress. However, the effects of climate change could have a material adverse effect on our properties, operations and business. To the extent climate change causes changes in weather patterns, our markets could experience increases in severe weather, including hurricanes, severe winter storms and tornadoes, and unpredictable weather patterns. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect adverse effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy, maintenance, repair of water and/or wind damage, cost of snow removal or related costs at our properties or causing the USPS to relocate its postal offices to other locations. In recent years, a number of states and municipalities have adopted laws and policies on climate change and emission reduction targets. Changes in federal, state, and local legislation and regulation based on concerns about climate change could result in increased capital expenditures on our properties (for example, to improve their energy efficiency and/or resistance to severe weather) without a corresponding increase in revenue, which may result in adverse impacts to our net income. Should the impact of climate change be material in nature or occur for lengthy periods of time, our properties, operations or business would be adversely affected.

Our properties may be subject to impairment charges.

We will assess whether there are any indicators that the value of our properties may be impaired. A property's value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows analysis will consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We will be required to make subjective assessments as to whether there are impairments in the value of our properties. These assessments may be influenced by factors beyond our control, such as early vacating or relocation by a tenant or damage to properties due to earthquakes, tornadoes, hurricanes and other natural disasters, fire, civil unrest, terrorist acts or acts of war. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take impairment charges in the future related to the impairment of our properties. Any such impairment could have a material adverse effect on our business, financial condition and results of operations in the period in which the charge is taken.

Our title insurance policies may not cover all title defects.

Our properties are insured by title policies. We have not, however, obtained new owner's title insurance policies in connection with the acquisition of our initial properties in our formation transactions and certain acquisitions subsequent to the formation transactions. In some instances, these insurance policies are effective as of the time of the acquisition or later refinancing. As such, it is possible that there may be title defects that have arisen since such acquisition or refinancing for which we will have no title insurance coverage. If there were a material title defect related to any of our properties that is not adequately covered by a title insurance policy, we could lose some or all of our capital invested in and our anticipated profits from such property.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

Properties are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief.

In addition, federal and state laws and regulations, including laws such as the ADA and the Fair Housing Amendment Act of 1988 ("FHAA"), impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of the properties in our portfolio is not in compliance with the ADA, the FHAA or any other regulatory requirements, we may incur additional costs to bring the property into compliance, incur governmental fines, award damages to private litigants or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations and cash flow.

We are also subject to compliance with a wide variety of complex legal requirements because we are a federal government contractor. These laws, which are generally incorporated into our leases with the USPS, regulate how we conduct business, require us to administer various compliance programs and require us to impose compliance responsibilities on some of our contractors. Our failure to comply with these laws could subject us to fines, penalties and damages, cause us to be in default of our leases with the USPS and bar us from entering into future leases with the USPS. There can be no assurance that these potential costs and losses of revenue will not have a material adverse effect on our results of operations, financial condition and cash flow.

We have acquired and may continue to acquire properties that are (i) leased to both the USPS and non-postal tenants, (ii) leased solely to non-postal tenants or (iii) in markets that are new to us, and we may not be able to adapt to these new business models.

We have acquired and may continue to acquire properties that are (i) leased to both the USPS and non-postal tenants, (ii) leased solely to non-postal tenants or (iii) in markets that are new to us, and we may not be able to adapt to these new business models. When we acquire such properties, we may face risks associated with lack of market or tenant knowledge or understanding of the local economy or operations of the new tenant. Subject to maintaining our qualification as a REIT, we may also provide other services through our TRS, such as consulting services for postal property owners, to complement our core business. Additionally, we may face risks associated with forging new business relationships and unfamiliarity with local government and local or tenant-specific permitting procedures. We work to mitigate such risks through extensive diligence and research and associations with experienced service providers. However, there can be no guarantee that all such risks will be eliminated.

We have acquired and may continue to acquire properties that are subject to purchase options in favor of the USPS.

Certain of our leases provide the USPS with the right to purchase the underlying property at fair market value or at fixed prices as of dates as set forth in the lease agreement. We may in the future acquire additional properties that provide the USPS with similar purchase options. If the USPS decides to exercise a purchase option, we would lose the right to future rent from the property. If the purchase price we are entitled to receive is less than the price we paid for the related property, we may incur losses. We may also not be able to reinvest the purchase price we receive in comparable investments that produce similar or better returns and, as a result, experience a decline in lease revenues and profitability.

We may incur goodwill and other intangible asset impairment charges, which could adversely affect our earnings and financial condition.

In accordance with U.S. generally accepted accounting practices ("GAAP"), we are required to assess any goodwill and indefinite-lived intangible assets assumed in any acquisition transactions, annually, or more frequently whenever events or changes in circumstances indicate potential impairment, such as changing market conditions or any changes in key assumptions. If the testing performed indicates that an asset may not be recoverable, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or indefinite-lived intangible assets and the implied fair value of the goodwill or intangible assets in the period the determination is made. We also continually evaluate whether events or circumstances have occurred that indicate the remaining estimated useful lives of definite-lived intangible assets, excluding goodwill, and other long-lived assets may warrant revision or whether the remaining balance of such assets may not be recoverable. We use an estimate of the related undiscounted cash flow over the remaining life of such asset in measuring whether the asset is recoverable. These impairment charges could be significant and could adversely affect our financial condition, results of operations and cash available for distribution.

We may have difficulty implementing changes to our information technology systems.

We have made significant investments to update and improve our information technology systems and expect such investments to continue in order to meet our business needs, including for sourcing acquisition opportunities, managing the maintenance and repair of our properties and enhancing our cybersecurity. Transitioning to new or upgraded systems can create difficulties, including potential disruptions to current processes and security complexities. In addition, our information technology systems may require further modification as we grow and as our business needs change, which could prolong difficulties we experience with transitions. Such significant investments in our systems may take longer to deploy and cost more than originally planned. In addition, we may not realize the full benefits we hoped to achieve and we may need to expend significant attention, time and resources to correct problems or find alternative sources for performing various functions. Difficulties in implementing new or upgraded information technology systems or significant system failures or delays or the failure to successfully modify our systems and respond to changes in our business needs could adversely affect our business and results of operations.

Use of social media may adversely impact our reputation and business.

The use of social media platforms, including blogs, social media websites and other forms of internet-based communication, has become commonplace. Negative commentary regarding us by third parties may be posted on social media platforms or similar devices at any time and may harm our reputation or business. We also use social media platforms to disseminate information and source acquisition opportunities. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business or subject us to fines or other penalties.


Risks Related to Our Organizational Structure


Mr. Spodek and his affiliates own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and have the ability to exercise significant influence on our company and our Operating Partnership, including the approval of significant corporate transactions.

Mr. Spodek and his affiliates held approximately 10.3% of the combined voting power of our outstanding shares of common stock as of March 7, 2023. Pursuant to his ownership of Class A common stock and Class B common stock, $0.01 par value per share (the "Voting Equivalency stock"), Mr. Spodek and his affiliates have the ability to influence the outcome of matters presented to our stockholders, including the election of our Board of Directors and approval of significant corporate transactions, including business combinations, consolidations and mergers. Therefore, Mr. Spodek has substantial influence over us and could exercise influence in a manner that is not in the best interests of our other stockholders. This concentration of voting power might also have the effect of delaying or preventing a change of control that our stockholders may view as beneficial.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our Operating Partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties and obligations to our Operating Partnership and its limited partners under Delaware law and the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership. Our fiduciary duties and obligations as the general partner of our Operating Partnership may come into conflict with the duties of our directors and officers to our company. Mr. Spodek owns a significant interest in our Operating Partnership as a limited partner and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of our Operating Partnership.

The partnership agreement provides that, in the event of a conflict between the interests of our Operating Partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our Operating Partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our Board of Directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the Operating Partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our Operating Partnership, owe to the Operating Partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to the Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the Operating Partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our Operating Partnership must indemnify us, our directors and officers, officers of our Operating Partnership and our designees from and against any and all claims that relate to the operations of our Operating Partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our Operating Partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our Operating Partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our Operating Partnership on any portion of any claim in the action.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests.

Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits, subject to certain exceptions, the beneficial or constructive ownership by any person of more than 8.5% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock or more than 8.5% of the outstanding shares of any class or series of our preferred stock. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

- discourage a tender offer, proxy contest, or other transactions or a change in management or of control that might result in a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests; and

- result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

Our Board of Directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue; provided that our board may not increase the number of shares of Voting Equivalency stock that we have authority to issue or reclassify any shares of our capital stock as Voting Equivalency stock without the approval of the holders of a majority of the outstanding shares of Class A common stock. In addition, under our charter, our Board of Directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our Class A common stock or preferred stock and to classify or reclassify any unissued shares of our Class A common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our Class A common stock. Although our Board of Directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our Class A common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our Class A common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

• "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority stockholder voting requirements on these combinations; and

• "control share" provisions that provide that holders of "control shares" of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of our Board of Directors, we have opted out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our Board of Directors may by resolution elect to opt into the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt into the control share provisions of the MGCL in the future.

Certain provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our Class A common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our Board of Directors.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws generally provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland (or in certain circumstances, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state and we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs' attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements.

Certain provisions in the partnership agreement of our Operating Partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our Operating Partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

- redemption rights;

- a requirement that we may not be removed as the general partner of our Operating Partnership without our consent;

- transfer restrictions on OP Units;

- our ability, as general partner, in some cases, to amend the partnership agreement and to cause the Operating Partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our Operating Partnership without the consent of the limited partners; and

- the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

As of March 7, 2023, Mr. Spodek and his affiliates owned approximately 39.2% of the outstanding OP Units (including LTIP Units) that are not owned by us and approximately 4.1% of the outstanding shares of our Class A common stock and all of the Voting Equivalency stock, which together represent an approximate 11.2% beneficial economic interest in our Company on a fully diluted basis.

Tax protection agreements may limit our ability to sell or otherwise dispose of certain properties and may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

In connection with contributions of properties to our Operating Partnership, our Operating Partnership has entered and may in the future enter into tax protection agreements under which it agrees to minimize the tax consequences to the contributing partners resulting from the sale or other disposition of the contributed properties. Tax protection agreements may make it economically prohibitive to sell any properties that are subject to such agreements even though it may otherwise be in our stockholders' best interests to do so. In addition, we may be required to maintain a minimum level of indebtedness throughout the term of any tax protection agreement regardless of whether such debt levels are otherwise required to operate our business or provide certain of our contributors the opportunity to guarantee debt or enter into a deficit restoration obligations upon a future repayment, retirement, refinancing or other reduction (other than scheduled amortization) of currently outstanding debt prior to the tenth anniversary of the completion of our formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor's tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. Nevertheless, we have entered and may in the future enter into tax protection agreements to assist contributors of properties to our Operating Partnership in deferring the recognition of taxable gain as a result of and after any such contribution.

Our Board of Directors may change our strategies, policies and procedures without stockholder approval, and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment, financing, leverage and distribution policies, and our policies with respect to all other activities, including growth, capitalization and operations, will be determined exclusively by our Board of Directors, and may be amended or revised at any time by our Board of Directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this report. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our Board of Directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially adversely affect our financial condition, results of operations and cash flow.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter requires us to indemnify, and advance expenses to, each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. We have entered into indemnification agreements with each of our executive officers and directors whereby we will indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all expenses and liabilities incurred in their capacity as an officer and/or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter or that might exist with other companies.

We are a holding company with no direct operations and, as such, we rely on funds received from our Operating Partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries.

We are a holding company and conduct substantially all of our operations through our Operating Partnership. We do not have, apart from an interest in our Operating Partnership, any independent operations. As a result, we rely on cash distributions from our Operating Partnership to pay any dividends we declare on shares of our Class A common stock. We also rely on distributions from our Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our Operating Partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Our Operating Partnership may issue additional OP Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and could have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

As of March 7, 2023, approximately 20.0% of the outstanding OP Units (including the LTIP Units) of our Operating Partnership were held by third parties. We may, in connection with our acquisition of properties or otherwise, continue to issue additional OP Units to third parties. Such issuances would reduce our ownership percentage in our Operating Partnership and could affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Holders of OP Units do not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership.

Risks Related to Our Status as a REIT

Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We have elected and intend to continue to operate in a manner that will allow us to qualify to be taxed as a REIT under Sections 856-860 of the Code commencing with our short taxable year ended December 31, 2019. Qualification as a REIT involves the application of highly technical and complex tax rules, for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all our assets through a partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize our REIT status. Our REIT status depends upon various factual matters and circumstances that may not be entirely within our control. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, such as rents from real property, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. No assurances can be given that our actual results of operations for any particular taxable year will satisfy such requirements. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for us to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the Internal Revenue Services (the "IRS") that we qualify as a REIT, and the statements in this Annual Report on Form 10-K are not binding on the IRS or any court. Accordingly, we cannot be certain that we will be successful in qualifying as a REIT.

If we fail to maintain our qualification as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

• we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

• we could be subject to increased state and local taxes; and

• unless we are entitled to relief under certain federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our Class A common stock.

Even if we qualify as a REIT, we may be subject to some U.S. federal, state and local income, property and excise taxes on our income or property, including tax on income from some activities conducted as a result of foreclosure, and state or local income, property and transfer taxes, and, in certain cases, a 100% penalty tax, in the event we sell property that we hold primarily for sale to customers in the ordinary course of business. In addition, our TRS is subject to tax as a regular corporation in the jurisdictions in which it operates, which would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to federal corporate income tax.

We have operated and intend to continue to operate so as to maintain our qualification as a REIT for federal income tax purposes. In order to maintain our qualification as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, each year to our stockholders. To the extent that we satisfy this distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% non-deductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code. Differences in timing between the recognition of income and the related cash receipts, limitations on our ability or the ability of our subsidiaries to deduct interest expense from borrowings under Section 163(j) of the Code or the effect of required debt amortization payments could require us to borrow or raise capital on terms we regard as unfavorable, or sell assets at prices or at times we regard as unfavorable to distribute out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain qualification as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

We could be affected by tax liabilities or earnings and profits of our predecessor.

A portion of our predecessor, UPH, that was taxable as a C corporation merged into us as a part of our formation transactions. As a result of the merger, any unpaid tax liabilities of such taxable C corporation were transferred to us. Under an indemnification agreement, Mr. Spodek and his affiliates are required to make a payment to us in the event that there is a final determination of any such tax liabilities. If Mr. Spodek and his affiliates do not make such payment, we would be responsible for paying such tax liabilities, which would decrease cash available for distributions to stockholders.

There are uncertainties relating to the estimate of the accumulated earnings and profits attributable to UPH.

Because a portion of our predecessor, UPH, was a C corporation, to qualify as a REIT, we were required to distribute to our stockholders prior to the end of the taxable year ended December 31, 2019 all of UPH's accumulated earnings and profits attributable taxable years prior to our formation transactions. Based on an earnings and profits study we obtained from an accounting firm, we do not believe that we had any accumulated earnings and profits attributable to UPH. While we believe that we satisfied the requirements relating to the distribution of UPH's earnings and profits, the determination of the amount of accumulated earnings and profits attributable to UPH is a complex factual and legal determination. There are substantial uncertainties relating to the computation of our accumulated earnings and profits attributable to UPH, including our interpretation of the applicable law differently from the IRS. In addition, the IRS could, in auditing UPH's tax years through the effective date of the merger with us, successfully assert that our taxable income should be increased, which could increase our earnings and profits attributable to UPH. Although there are procedures available to cure a failure to distribute all of our non-REIT earnings and profits, we cannot determine now whether we will be able to take advantage of them or the economic impact to us of doing so. If it is determined that we had undistributed non-REIT earnings and profits as of the end of any taxable year in which we elect to qualify as a REIT, and we are unable to cure the failure to distribute such earnings and profits, then we would fail to qualify as a REIT under the Code.

A sale of assets acquired as part of the merger between us and UPH within five years after the merger would result in corporate income tax, which would reduce the cash available for distribution to our stockholders.

If we sell any asset that we acquired as part of the merger between us and UPH within five years after the merger and recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of:

• the amount of gain that we recognize at the time of the sale; or

• the amount of gain that we would have recognized if we had sold the asset at the time of the merger for its then fair market value.

This rule potentially could inhibit us from selling assets acquired as part of the merger within five years after the merger.

The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation and, in certain circumstances, other limitations on deductibility may apply. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Our TRS will be subject to applicable federal, foreign, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRS will be less than 20% of the value of our total assets (including our TRS stock and securities). Furthermore, we will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% limitation discussed above or to avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our Class A common stock.

The restrictions on ownership and transfer in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to maintain our qualification as a REIT for each taxable year, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year. To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our Board of Directors to take such actions as are necessary to preserve our qualification as a REIT. Unless exempted by our Board of Directors, our charter prohibits any person, other than Mr. Spodek, from beneficially or constructively owning more than 8.5% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of our common stock or more than 8.5% in value of the outstanding shares of any class or series of our preferred stock. Our charter permits Mr. Spodek to own up to 15.0% in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock. Our Board of Directors may not grant an exemption from this restriction to any proposed transferee whose ownership would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if our Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations.

Qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is subject to the reduced maximum tax rate applicable to capital gains. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations. Although the reduced federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A common stock. Tax rates could be changed in future legislation.

If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our Operating Partnership has been and will be treated as a partnership for federal income tax purposes. As a partnership, our Operating Partnership generally will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flow.

In order to qualify as a REIT, we generally must distribute to our stockholders, on an annual basis, at least 90% of our "REIT taxable income," determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at the regular corporate rate to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a

4% non-deductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to continue to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% non-deductible excise tax.

In addition, from time to time our taxable income may exceed our net income as determined by GAAP. This may occur, for instance, because realized capital losses are deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may incur non-deductible capital expenditures or be required to make debt or amortization payments. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% non-deductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to (i) use cash reserves, (ii) incur debt at rates or times that we regard as unfavorable, (iii) sell assets in adverse market conditions, (iv) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or (v) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive our shares or (subject to a limit measured as a percentage of the total distribution) cash in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% non-deductible excise tax in that year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect our business, financial condition and results of operations.

Covenants in our agreements for our Credit Facilities or other borrowings may restrict our ability to pay distributions which could cause us to fail to qualify as a REIT.

In order to maintain our qualification as a REIT, we are generally required under the Code to distribute annually at least 90% of our net taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Under agreements for our Credit Facilities or other borrowings, we may be subject to various financial covenants that may inhibit our ability to make distributions to our stockholders, which could restrict us from making sufficient distributions to maintain our REIT status.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could adversely affect us or our stockholders.

The federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the federal income tax treatment of an investment in us. The federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which could result in statutory changes as well as frequent revisions to regulations and interpretations. We and our stockholders could be adversely affected by any new federal income tax law, regulation or administrative interpretation.

General Risk Factors

An increase in market interest rates may have an adverse effect on the market price of our securities.

One of the factors that investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our Class A common stock likely will be based primarily on the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our Class A common stock. For instance, if interest rates rise without an increase in our dividend rate, the market price of our Class A common stock could decrease because potential investors may require a higher dividend yield on our Class A common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

Inflation may adversely affect our financial condition and results of operations.

An increase in inflation could have an adverse impact on our operating and general and administrative expenses, interest expense and real estate acquisition costs. During inflationary periods, these costs could increase at a rate higher than our rental revenue. Inflation could also have an adverse effect on consumer spending, which could adversely impact demand for postal services and therefore the demand for postal properties. Periodic rental increases through lease renewal may not adequately protect us from the impact of inflation. If our operating and other expenses are increasing faster than anticipated due to inflation, our financial condition, results of operations, cash flow, cash available for distributions and our ability to service our debt obligations could be materially adversely affected.

Changes in accounting pronouncements could adversely impact our reported financial performance.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time the Financial Accounting Standards Board and the SEC, which create and interpret appropriate accounting standards, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of our financial statements. These changes could have a material impact on our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in reclassifying or restating prior period financial statements.

We could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

Our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies in our internal controls over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements or otherwise adversely impact our financial condition, results of operations, cash flows, or the market price of our Class A common stock and our ability to satisfy our debt service obligations and to pay dividends and distributions to the holders of our Class A common stock.

Future offerings of equity securities, which would dilute our existing stockholders and may be senior to our Class A common stock for the purposes of dividend distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of equity securities, including classes of preferred or common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Class A common stock, or both. Preferred stock or units could have a preference on liquidating distributions or a preference on dividend or distribution payments that could limit our ability to make a dividend distribution to the holders of our common stock and common units. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their holdings in us.

The market price of our Class A common stock has been, and may continue to be, volatile and has declined, and may continue to decline, which may result in a substantial or complete loss of your investment in our Class A common stock.

The stock markets have previously and recently experienced significant price and volume fluctuations. As a result, the market price of our Class A common stock has been and could be similarly volatile in the future, and investors in our Class A common stock may experience a decrease in the value of their investments, including decreases unrelated to our operating performance or prospects. The market price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including:

- our operating performance and the performance of other similar companies;

- the operating performance of the USPS;

- actual or anticipated differences in our operating results;

- changes in our revenues or earnings estimates or recommendations by securities analysts;

- publication of research reports about us or our industry by securities analysts;

- additions and departures of key personnel;

- strategic decisions by us or our competitors, such as mergers and acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

- the passage of legislation or other regulatory developments or executive policies that adversely affect us or our industry;

- speculation in the press or investment community;

- actions by institutional stockholders;

- changes in accounting principles;

- terrorist acts;

- general market conditions, including factors unrelated to our performance; and

- pandemics and epidemics, such as the COVID-19 pandemic, and the related governmental and economic responses thereto.

In addition, while we expect to continue to make regular quarterly distributions to the holders of our Class A common stock, if sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital or net proceeds from asset sales, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than expected, or if such cash available for distribution decreases in future periods from expected levels, our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our Class A common stock.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Future sales of our Class A common stock, preferred stock, or securities convertible into or exchangeable or exercisable for our Class A common stock could depress the market price of our Class A common stock.

We cannot predict whether future sales of our Class A common stock, preferred stock, or securities convertible into or exchangeable or exercisable for our Class A common stock or the availability of these securities for resale in the open market will decrease the market price of our Class A common stock. Sales of a substantial number of these securities in the public market, including sales upon the redemption of OP Units, or the perception that these sales might occur, may cause the market price of our common shares to decline and you could lose all or a portion of your investment. Future issuances of our Class A common stock, preferred stock, or other securities convertible into or exchangeable or exercisable for our Class A common stock, including, without limitation, OP Units, in connection with property, portfolio or business acquisitions and issuances of equity-based awards to participants in our 2019 Equity Incentive Plan, could have an adverse effect on the market price of our Class A common stock. Future issuances of these securities also could adversely affect the terms upon which we obtain additional capital through the sale of equity securities. In addition, future sales or issuances of our Class A common stock may be dilutive to existing stockholders.

We face cybersecurity risks.

We face cybersecurity risks and risks associated with security breaches or disruptions, such as through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to emails, social engineering and phishing schemes or persons inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These incidents may result in disruption of our operations, material harm to our financial condition, cash flows and the market price of our common shares, misappropriation of assets, compromise or corruption of confidential information collected in the course of conducting our business, liability for stolen information or assets, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our stakeholder relationships. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for our employees and contractors to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Additionally, we rely on third-party service providers in our conduct of day-to-day property management, leasing and other activities at our properties and we can provide no assurance that the networks and systems that our third-party vendors have established or used will be effective.

In the normal course of business, we and our service providers (including service providers engaged in providing property management, leasing, accounting and/or payroll services) collect and retain certain personal information provided by our tenants, employees and vendors. We also rely extensively on computer systems to process transactions and manage our business. We can provide no assurance that the data security measures designed to protect confidential information on our systems established by us and our service providers will be able to prevent unauthorized access to this personal information. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business, or reputational losses that may result from an interruption or breach of our systems. Some of our employees also work remotely, which could introduce additional cybersecurity risks. There can be no assurance that our efforts to maintain the security and integrity of the information we and our service providers collect and our and their computer systems will be effective or that attempted security breaches or disruptions would not be successful or damaging with the potential for disruption in our operations, material harm to our financial condition, cash flows and the market price of our common shares, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our stakeholder relationships.

Third-party expectations relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

Certain investors may use environmental, social and governance factors to guide their investment strategies and, in some cases, may choose not to invest in our securities if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which corporate responsibility practices are assessed are evolving, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, tenants and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2022, we owned a portfolio of 1,286 properties located in 49 states and one territory, comprising approximately of 5.3 million net leasable interior square feet. Our properties are leased primarily to the USPS. The following map shows our footprint of owned properties as of December 31, 2022.



Information regarding our properties as of December 31, 2022 are included in Item 15. "Exhibits and Financial Statement Schedules — Schedule III. Real Estate and Accumulated Depreciation" of this Annual Report on Form 10-K.

Scheduled Lease Expirations

As of December 31, 2022, the weighted average remaining years to maturity pursuant to our leases with the USPS was approximately three years, with expirations through 2031, assuming tenants do not exercise any existing renewal, termination or purchase options. The table below details scheduled lease expirations, as of December 31, 2022, for our properties for the periods indicated.

Year	Number of Leases Expiring	Total Lease Square Footage		Annualized Lease Revenue[1]	
		Amount	%	Amount	%
2022[2]	88	297,501	5.6%	$ 3,602,163	7.6%
2023	88	610,311	11.5%	4,010,679	8.5%
2024	98	547,030	10.3%	5,240,508	11.1%
2025	196	1,164,639	21.8%	8,102,408	17.1%
2026	255	995,492	18.7%	9,385,862	19.9%
2027	298	955,871	17.9%	8,505,476	18.0%
2028	80	250,637	4.7%	2,657,741	5.6%
2029	91	262,973	4.9%	2,955,526	6.2%
2030	91	234,670	4.4%	2,769,196	5.9%
2031	3	8,786	0.2%	65,620	0.1%
Totals	1,288	5,327,910	100.0%	$ 47,295,179	100.0%

Explanatory Notes:

(1) *Annualized contractual rent in effect on December 31, 2022 for all of our leases (including those accounted for as direct financing leases). For leases in holdover, rent is calculated based on market rent determined by the USPS as a part of ongoing lease renewal negotiations and then annualized.*

(2) *Includes approximately 278,000 of interior lease square footage and annualized lease revenue of $3.4 million occupied by month-to-month holdover leases or leases that expired during the year ended December 31, 2022.*

ITEM 3.   LEGAL PROCEEDINGS

We and our subsidiaries are, from time to time, parties to litigation arising from the ordinary course of their business. We are not presently subject to any material litigation nor, to our knowledge, is any other litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock trades on the New York Stock Exchange under the symbol "PSTL". As of March 7, 2023, there were 19,683,253 shares of Class A common stock issued and outstanding and seven stockholders of record. This number of stockholders of record does not represent the actual number of beneficial owners of our Class A common stock because shares of our Class A common stock are frequently held in "street name" by securities dealers and others for the benefit of beneficial owners who may vote the shares.

In addition, as of March 7, 2023, there were 27,206 shares of Voting Equivalency stock issued and outstanding and 4,952,337 OP Units and LTIP units held by limited partners other than the Company outstanding. All shares of Voting Equivalency stock issued and outstanding are held by Mr. Spodek and his affiliates. No public trading market exists for such shares or units.

We intend to continue to declare quarterly dividends on our Class A common stock. The actual amount and timing of dividends, however, will be at the discretion of our Board of Directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts or timing of future distributions.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 5 is incorporated by reference to our Definitive Proxy Statement for our 2023 annual stockholders' meeting.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto of the Company as of and for the years ended December 31, 2022 and December 31, 2021. This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. See "Cautionary Statement Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those in Item 1A. "Risk Factors" and included in other portions of this report.

Overview

Company

We were formed as a Maryland corporation on November 19, 2018 and commenced operations upon completion of our IPO and the related formation transactions. We conduct our business through a traditional UPREIT structure in which our properties are owned by our Operating Partnership directly or through limited partnerships, limited liability companies or other subsidiaries. For the year ended December 31, 2022, we acquired 320 properties leased primarily to the USPS for approximately $123 million, excluding closing costs. As of December 31, 2022, our portfolio consists of 1,286 owned properties, located in 49 states and one territory and comprising approximately 5.3 million net leasable interior square feet.

We are the sole general partner of our Operating Partnership through which our properties are directly or indirectly owned. As of March 7, 2023, we owned approximately 80.0% of our outstanding OP Units, including LTIP Units. Our Board of Directors oversees our business and affairs.

ATM Programs

On December 14, 2020, we entered into separate open market sale agreements for our at-the-market offering program (the "2020 ATM Program"), pursuant to which we may offer and sell, from time to time, shares of our Class A common stock having an aggregate sales price of up to $50.0 million. On November 4, 2022, we terminated the 2020 ATM Program and entered into separate open market sale agreements with each of Jefferies LLC, BMO Capital Markets Corp., Janney Montgomery Scott LLC, Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc. as agents (the "2022 ATM Program"), pursuant to which we may offer and sell, from time to time, shares of our Class A common stock having an aggregate sales price of up to $50.0 million. The agreements also provide that we may enter into one or more forward sale agreements under separate master forward confirmations and related supplemental confirmations with affiliates of certain agents. During the year ended December 31, 2022, 751,382 shares were issued under the 2020 ATM Program and the 2022 ATM Program, raising approximately $11.9 million in gross proceeds. As of December 31, 2022, we had approximately $41.9 million of availability remaining under the 2022 ATM Program.

Executive Overview

We are an internally managed REIT with a focus on acquiring and managing properties leased primarily to the USPS, ranging from last-mile post offices to larger industrial facilities. We believe the overall opportunity for consolidation that exists within the postal logistics network is very attractive. We continue to execute our strategy to acquire and consolidate postal properties that we believe will generate strong earnings for our shareholders.

Geographic Concentration

As of December 31, 2022, we owned a portfolio of 1,286 properties located in 49 states and one territory and leased primarily to the USPS. For the year ended December 31, 2022, approximately 15.1% of our total rental income was concentrated in Pennsylvania.

Emerging Growth Company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have availed ourselves of these exemptions; although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an "emerging growth company."

We will remain an "emerging growth company" until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to periodic adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of our IPO, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act.

We are also a "smaller reporting company" as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain scaled disclosures available to smaller reporting companies. We may continue to be a smaller reporting company even after we are no longer an "emerging growth company."

We elected to be treated as a REIT under the Code beginning with our short taxable year ended December 31, 2019 and intend to continue to qualify as a REIT. As long as we qualify as a REIT, we generally will not be subject to federal income tax to the extent that we distribute our taxable income for each tax year to our stockholders.

Factors That May Influence Future Results of Operations

The USPS

We are dependent on the USPS' financial and operational stability. The USPS is currently facing a variety of circumstances that are threatening its ability to fund its operations and other obligations as currently conducted without intervention by the federal government. The USPS is constrained by laws and regulations that restrict revenue sources and pricing, mandate certain expenses and cap its borrowing capacity. As a result, among other consequences, the USPS is unable to fund its mandated expenses and continues to be subject to mandated payments to its retirement system and benefits. While the USPS has recently undertaken, and proposes to undertake, a number of operational reforms and cost reduction measures, such as higher rates and slower deliveries for certain services and potential closure, relocation or consolidation of certain facilities and delivery units, the USPS has taken the position such measures alone will not be sufficient to maintain its ability to meet all of its existing obligations when due or allow it to make the critical infrastructure investments that have been deferred in recent years. These measures have also led to significant criticism and litigation, which may result in reputational or financial harm or increased regulatory scrutiny of the USPS or reduced demand for its services. The ongoing COVID-19 pandemic (including new or mutated variants of COVID-19) and measures taken to prevent its spread also continue to have a material and unpredictable effect on the USPS' operations and liquidity, including significant additional operating expenses caused by pandemic-related disruptions. The COVID-19 pandemic and other geopolitical and economic factors have also created significant inflationary pressures resulting in higher compensation, benefits, transportation and fuel costs for the USPS. If the USPS becomes unable to meet its financial obligations or its revenue declines due to reduced demand for its services, the USPS may reduce its demand for leasing postal properties, which would have a material adverse effect on our business and operations. For additional information regarding the risks associated with the USPS, see Item 1A. "Risk Factors — Risks Related to the USPS".

Revenues

We derive revenues primarily from rent and tenant reimbursements under leases with the USPS for our properties and fee and other from the management of postal properties owned by Mr. Spodek and his affiliates, income recognized from properties accounted for as financing leases and revenue from providing certain advisory services. Rental income represents the lease revenue recognized under leases primarily with the USPS which includes the impact of above and below market lease intangibles as well as tenant reimbursements for payments made by our tenants under the leases to reimburse us for the majority of real estate taxes paid at each property. Fee and other principally represent (i) revenue our TRS received from postal properties owned by Mr. Spodek and his affiliates pursuant to the management agreements and is a percentage of the lease revenue for the managed properties, (ii) revenue our TRS received from providing advisory services to third-party owners of postal properties and (iii) income recognized from properties accounted for as financing leases. As of December 31, 2022, properties leased to our tenants had an average remaining lease term of approximately three years. Factors that could affect our rental income and fee and other in the future include, but are not limited to: (i) our ability to renew or replace expiring leases and management agreements; (ii) local, regional or national economic conditions; (iii) an oversupply of, or a reduction in demand for, postal space; (iv) changes in market rental rates; (v) changes to the USPS' current property leasing program or form of lease; and (vi) our ability to provide adequate services and maintenance at our properties and managed properties.

Operating Expenses

We lease our properties primarily to the USPS. The majority of our leases are modified double-net leases, whereby the tenant is responsible for utilities, routine maintenance and reimbursement of property taxes and the landlord is responsible for insurance, roof and structure. Thus, an increase in costs related to the landlord's responsibilities under these leases could negatively influence our operating results. Refer to "Lease Renewal" below for further discussion.

Operating expenses generally consist of real estate taxes, property operating expenses, which consist of insurance, repairs and maintenance (other than those for which the tenant is responsible), property maintenance-related payroll and depreciation and amortization. Factors that may affect our ability to control these operating costs include but are not limited to: the cost of periodic repair, renovation costs, the cost of re-leasing space, inflation and the potential for liability under applicable laws. Recoveries from the tenant are recognized as revenue on an accrual basis over the periods in which the related expenditures are incurred. Tenant reimbursements and the related property operating expenses are recognized on a gross basis, because (i) generally, we are the primary obligor with respect to the real estate taxes and (ii) we bear the credit risk in the event the tenant does not reimburse the real estate taxes.

The expenses of owning and operating a property are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the property. If revenues drop, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments generally will not be materially reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. As a result, if revenues decrease in the future, static operating costs may adversely affect our future cash flow and results of operations.

General and Administrative

General and administrative expense represents personnel costs, professional fees, legal fees, insurance, consulting fees, information technology costs and other expenses related to our day-to-day activities of being a public company. While we expect that our general and administrative expenses will continue to rise as our portfolio grows, we expect that such expenses as a percentage of our revenues will decrease over time due to efficiencies and economies of scale.

Equity-Based Compensation Expense

All equity-based compensation expense is recognized in our Consolidated Statements of Operations and Comprehensive Income as components of general and administrative expense and property operating expenses. We issue share-based awards to align our directors' and employees' interests with those of our investors.

Indebtedness and Interest Expense

On August 9, 2021, we entered into a $150.0 million senior unsecured revolving credit facility (the "2021 Revolving Credit Facility") and a $50.0 million senior unsecured term loan facility (the "2021 Term Loan"). On May 11, 2022, we amended the Credit Facilities (the "First Amendment") to, among other things, add a new $75.0 million senior unsecured delayed draw term loan facility (the "2022 Term Loan" and, together with the 2021 Revolving Credit Facility and the 2021 Term Loan, the "Credit Facilities"), replace LIBOR with SOFR as the benchmark interest rate and allow for a decrease in the applicable margin by 0.02% if we achieve certain sustainability targets.

We intend to use the Credit Facilities for working capital purposes, which may include repayment of mortgage indebtedness, property acquisitions and other general corporate purposes. We amortize on a non-cash basis the deferred financing costs associated with our debt to interest expense using the straight-line method, which approximates the effective interest rate method over the terms of the related loans. Any changes to the debt structure, including debt financing associated with property acquisitions, could materially influence the operating results depending on the terms of any such indebtedness.

Income Tax Benefit (Expense)

As a REIT, we generally will not be subject to federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even though we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by our existing TRS and any other TRS we form in the future will be subject to federal, state and local corporate income tax.

Lease Renewal

As of March 7, 2023, the leases at 100 of our properties, representing approximately 320,000 net leasable interior square feet and $4.0 million in annual contractual rental revenue, were expired and the USPS was occupying such properties as a holdover tenant. See Item 2. "Properties — Lease Expiration Schedule". As of the date of this report, the USPS had not vacated or notified us of its intention to vacate any of these properties. When a lease expires, the USPS becomes a holdover tenant on a month-to-month basis typically paying the greater of estimated market rent or the rent amount under the expired lease. In 2022, in connection with our ongoing lease renewal negotiations with the USPS, we filed claims with the USPS regarding market rent and other amounts due under the expired leases during the holdover period. The USPS subsequently determined that market rent for the expired leases was generally greater than the rent amount under the expired leases and agreed to pay us (i) a lump sum catch-up payment for increased rents from the date of lease expiration and (ii) increased rents reflecting the market rent determined by USPS going forward. However, because USPS did not accept market rent based on our estimate and other amounts in our claims, we appealed such decisions before the Postal Service Board of Contract Appeals ("PSBCA") within the period prescribed in the Contract Disputes Act of 1978. The PSBCA subsequently granted a joint request by the USPS and us to stay the appeals to enable further negotiations between the parties regarding the renewal of the expired leases. While we currently anticipate that we will renew the leases that have expired or will expire, there can be no guarantee that we will be successful in renewing these leases, obtaining positive rent renewal spreads or renewing the leases on terms comparable to those of the expiring leases. Even if we are able to renew these expired leases, the lease terms may not be comparable to those of the previous leases. If we are not successful, we will likely experience reduced occupancy, rental income and net operating income, as well as diminished borrowing capacity under our Credit Facilities, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to stockholders. For additional information regarding the risks associated with the USPS, see Item 1A. "Risk Factors — Risks Related to the USPS".

Results of Operations

Comparison of the years ended December 31, 2022 and December 31, 2021

(Amounts in thousands)	For the Year Ended December 31,		$ Change	% Change
	2022	2021		
Revenues				
Rental income	$ 50,876	$ 38,276	$ 12,600	33%
Fee and other	2,454	1,662	792	48%
Total revenues	53,330	39,938	13,392	34%
Operating expenses				
Real estate taxes	7,168	5,399	1,769	33%
Property operating expenses	5,625	3,987	1,638	41%
General and administrative	13,110	10,643	2,467	23%
Depreciation and amortization	17,727	13,990	3,737	27%
Total operating expenses	43,630	34,019	9,611	28%
Income from operations	9,700	5,919	3,781	64%
Other income	1,029	401	628	157%
Interest expense, net				
Contractual interest expense	(5,378)	(2,739)	(2,639)	96%
Write-off and amortization of deferred financing fees	(596)	(714)	118	(17)%
Loss on early extinguishment of debt	—	(202)	202	100%
Interest income	1	2	(1)	(50)%
Total interest expense, net	(5,973)	(3,653)	(2,320)	64%
Income before income tax expense	4,756	2,667	2,089	78%
Income tax expense	(12)	(111)	99	(89)%
Net income	$ 4,744	$ 2,556	$ 2,188	86%

Revenues

Rental income — Rental income includes net rental income as well as the recovery of certain operating costs and property taxes from tenants. Rental income increased by $12.6 million to $50.9 million for the year ended December 31, 2022 from $38.3 million for the year ended December 31, 2021, primarily due to the volume of our acquisitions.

Fee and other — Fee and other revenue increased by $0.8 million to $2.5 million for the year ended December 31, 2022 from $1.7 million for the year ended December 31, 2021, primarily due to higher income received from properties accounted for as financing leases.

Operating Expenses

Real estate taxes — Real estate taxes increased by $1.8 million to $7.2 million for the year ended December 31, 2022 from $5.4 million for the year ended December 31, 2021, primarily due to the volume of our acquisitions.

Property operating expenses — Property operating expenses increased by $1.6 million to $5.6 million for the year ended December 31, 2022 from $4.0 million for the year ended December 31, 2021. Property management expenses are included within property operating expenses and increased by $0.6 million to $2.1 million for the year ended December 31, 2022 from $1.5 million for the year ended December 31, 2021, due to expanding our property management staff as a result of our continued growth as well as an increase in equity-based compensation expense related to awards that have been granted to our property management employees throughout 2021 and 2022. The remainder of the increase of $1.0 million is for expenses related to repairs and maintenance and insurance, which increase is primarily due to the volume of our acquisitions.

General and administrative — General and administrative expenses increased by $2.5 million to $13.1 million for the year ended December 31, 2022 from $10.6 million for the year ended December 31, 2021, primarily due to expanding our staff and increase in information technology costs as a result of our continued growth as well as an increase in equity-based compensation expense related to awards that have been granted to our employees throughout 2021 and 2022.

Depreciation and amortization — Depreciation and amortization expense increased by $3.7 million to $17.7 million for the year ended December 31, 2022 from $14.0 million for the year ended December 31, 2021, primarily due to the volume of our acquisitions.

Other Income

Other income primarily includes insurance recoveries related to property damage claims. Other income increased by $0.6 million to $1.0 million for the year ended December 31, 2022 from $0.4 million for the year ended December 31, 2021, primarily due to higher insurance recoveries.

Total Interest Expense, Net

During the year ended December 31, 2022, we incurred total interest expense, net of $6.0 million compared to $3.7 million for the year ended December 31, 2021. The increase in interest expense of $2.3 million was primarily related to higher amount of borrowings under our Credit Facilities to finance our acquisitions and increased interest rates.

Cash Flows

Comparison of the year ended December 31, 2022 and the year ended December 31, 2021

We had $1.5 million of cash and $0.5 million of escrows and reserves as of December 31, 2022 compared to $5.9 million of cash and $1.2 million of escrows and reserves as of December 31, 2021.

Cash flow from operating activities — Net cash provided by operating activities increased by $7.5 million to $24.6 million for the year ended December 31, 2022 compared to $17.1 million for the year ended December 31, 2021. The increase is primarily due to the volume of our acquisitions, all of which have generated additional rental income and related changes in working capital.

Cash flow from investing activities — Net cash used in investing activities of $120.1 million for the year ended December 31, 2022 primarily consisted of $119.9 million of acquisitions and capital improvements offset by $0.8 million of insurance proceeds that were received. Net cash used in investing activities for the year ended December 31, 2021 primarily consisted of $91.4 million of acquisitions and capital improvements and $15.7 million of investment in a financing lease offset by $1.2 million of insurance proceeds that were received.

Cash flow from financing activities — Net cash provided by financing activities decreased by $2.8 million to $90.6 million for the year ended December 31, 2022 compared to $93.4 million for the year ended December 31, 2021. The decrease was primarily related to a reduction in net proceeds from issuance of shares, increased payments of dividends and distributions and a decrease in net proceeds received from the 2021 Revolving Credit Facility during the year ended December 31, 2022, partially offset by an increase in net proceeds received from the 2022 Term Loan and lower amount of repayments under the 2021 Revolving Credit Facility during the year ended December 31, 2022.

Liquidity and Capital Resources

We had approximately $1.5 million of cash and $0.5 million of escrows and reserves as of December 31, 2022.

Revolving Credit Facility and Term loans

On August 9, 2021, we entered into the Credit Facilities, which include the $150.0 million 2021 Revolving Credit Facility and the $50.0 million 2021 Term Loan, with Bank of Montreal, as administrative agent, and BMO Capital Markets Corp., M&T Bank, JPMorgan Chase Bank, N.A. and Truist Securities, Inc. as joint lead arrangers and joint book runners. Additional participants in the Credit Facilities include Stifel Bank & Trust and TriState Capital Bank. On May 11, 2022, we entered into the First Amendment to, among other things, add the 2022 Term Loan (and, together with the 2021 Term Loan, the "Term Loans"). On December 6, 2022, we further exercised $40.0 million of accordion feature under the 2022 Term Loan. As of December 31, 2022, we had $165.0 million of aggregate principal amount outstanding under our Credit Facilities, with $50.0 million drawn on the 2021 Term Loan and $115.0 million drawn on the 2022 Term Loan and $150.0 million of borrowing capacity remaining under the 2021 Revolving Credit Facility.

The Credit Facilities include an accordion feature which permit us to borrow up to an additional $150.0 million under the 2021 Revolving Credit Facility and up to an additional $35.0 million under the Term Loans (after our exercise of the $40.0 million term loan accordion in December 2022), in each case subject to customary terms and conditions. The 2021 Revolving Credit Facility matures in January 2026, which may be extended for two six-month periods subject to customary conditions, the 2021 Term Loan matures in January 2027 and the 2022 Term Loan matures in February 2028. Borrowings under the Credit Facilities carry an interest rate of, (i) in the case of the 2021 Revolving Credit Facility, either a base rate plus a margin ranging from 0.5% to 1.0% per annum or Adjusted Term SOFR (as defined below) plus a margin ranging from 1.5% to 2.0% per annum, or (ii) in the case of the Term Loans, either a base rate plus a margin ranging from 0.45% to 0.95% per annum or Adjusted Term SOFR plus a margin ranging from 1.45% to 1.95% per annum, in each case depending on a consolidated leverage ratio. With respect to the 2021 Revolving Credit Facility, we will pay, if the usage is equal to or less than 50%, an unused facility fee of 0.20% per annum, or if the usage is greater than 50%, an unused facility fee of 0.15% per annum, in each case on the average daily unused commitments under the 2021 Revolving Credit Facility.

The Credit Facilities are guaranteed, jointly and severally, by us and certain of our indirect subsidiaries and contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability to incur indebtedness, grant liens on assets, make certain types of investments, engage in acquisitions, mergers or consolidations, sell assets, enter into certain transactions with affiliates and pay dividends or make distributions. The Credit Facilities require compliance with consolidated financial maintenance covenants to be tested quarterly, including a minimum fixed charge coverage ratio, maximum total leverage ratio, minimum tangible net worth, maximum secured leverage ratio, maximum unsecured leverage ratio, minimum unsecured debt service coverage ratio and maximum secured recourse leverage ratio. The Credit Facilities also contain certain customary events of default, including the failure to make timely payments under the Credit Facilities, any event or condition that makes other material indebtedness due prior to its scheduled maturity, the failure to satisfy certain covenants and specified events of bankruptcy and insolvency. As of December 31, 2022, we were in compliance with all of the Credit Facilities' debt covenants.

We have five interest rate swaps with a total notional amount of $165.0 million that are used to manage our interest rate risk and fix the SOFR component on the Credit Facilities (together, the "Interest Rate Swaps"). Within the $165.0 million, $50.0 million of the swaps mature in January 2027 and fix the interest rate of the 2021 Term Loan at 2.291% as of December 31, 2022. An additional $50.0 million of the swaps mature in February 2028 and fix the first $50.0 million amount outstanding under the 2022 Term Loan at 4.237% as of December 31, 2022. An additional $25.0 million of the swaps mature in February 2028 and fix the additional $25.0 million amount outstanding under the 2022 Term Loan at 4.81% as of December 31, 2022. The remaining $40.0 million of the swaps mature in February 2028 and fix the remaining $40.0 million amount outstanding under the 2022 Term Loan at 4.952% as of December 31, 2022.

Capital Resources and Financing Strategy

Our short-term liquidity requirements primarily consist of operating expenses and other expenditures associated with our properties, distributions to our limited partners and distributions to our stockholders required to qualify for REIT status, capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, cash, borrowings under our Credit Facilities and the potential issuance of securities. We have an effective shelf registration statement on file with the SEC under which we may issue equity financing through the instruments and on the terms most attractive to us at such time, including through our $50.0 million 2022 ATM Program.

Our long-term liquidity requirements primarily consist of funds necessary for the repayment of debt at maturity, distributions to our limited partners and distributions to our stockholders required to qualify for REIT status, property acquisitions and non-recurring capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term indebtedness including our Credit Facilities and mortgage financing, the issuance of equity and debt securities and proceeds from select sales of our properties. We also may fund property acquisitions and non-recurring capital improvements using our Credit Facilities pending permanent property-level financing.

We believe we have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity securities. However, in the future, there may be a number of factors that could have a material and adverse effect on our ability to access these capital sources, including unfavorable conditions in the overall equity and credit markets, our degree of leverage, our unencumbered asset base, borrowing restrictions imposed by our lenders, general market conditions for REITs, our operating performance, liquidity and market perceptions about us. The success of our business strategy will depend, to a significant degree, on our ability to access these various capital sources. In addition, we continuously evaluate possible acquisitions of postal properties, which largely depend on, among other things, the market for owning and leasing postal properties and the terms on which the USPS will enter into new or renewed leases.

To maintain our qualification as a REIT, we must make distributions to our stockholders aggregating annually at least 90% of our REIT taxable income determined without regard to the deduction for dividends paid and excluding capital gains. As a result of this requirement, we cannot rely on retained earnings to fund our business needs to the same extent as other entities that are not REITs. If we do not have sufficient funds available to us from our operations to fund our business needs, we will need to find alternative ways to fund those needs. Such alternatives may include, among other things, divesting ourselves of properties (whether or not the sales price is optimal or otherwise meets our strategic long-term objectives), incurring indebtedness or issuing equity securities in public or private transactions, the availability and attractiveness of the terms of which cannot be assured.

Consolidated Indebtedness

As of December 31, 2022, we had approximately $198.1 million of outstanding consolidated principal indebtedness. The following table sets forth information as of December 31, 2022 and 2021 with respect to our outstanding indebtedness (in thousands):

	Amount Outstanding as of December 31, 2022	Amount Outstanding as of December 31, 2021	Interest Rate as of December 31, 2022	Maturity Date
Revolving Credit Facility[(1)]:				
2021 Revolving Credit Facility	$ —	$ 13,000	SOFR+150 bps[(2)]	January 2026
2021 Term Loan	50,000	50,000	SOFR+145 bps[(2)]	January 2027
2022 Term Loan	115,000	—	SOFR+145 bps[(2)]	February 2028
Secured Borrowings:				
Vision Bank[(3)]	1,409	1,409	3.69%	September 2041
First Oklahoma Bank[(4)]	333	349	3.63%	December 2037
Vision Bank – 2018[(5)]	844	844	3.69%	September 2041
Seller Financing[(6)]	282	366	6.00%	January 2025
AIG – December 2020[(7)]	30,225	30,225	2.80%	January 2031
Total Principal	$ 198,093	$ 96,193		

Explanatory Notes:

(1) See above under "— Revolving Credit Facility and Term loans" for details regarding the Credit Facilities. During the years ended December 31, 2022 and 2021, we incurred $0.3 million and $0.1 million, respectively, of unused facility fees related to our previous credit facility and the 2021 Revolving Credit Facility.

(2) Based upon the one-month Adjusted Term SOFR, which is SOFR plus a term SOFR adjustment of 0.10%, subject to a 0% floor (the "Adjusted Term SOFR").

(3) Five properties are collateralized under this loan and Mr. Spodek also provided a personal guarantee of payment for 50% of the outstanding amount thereunder. The loan has a fixed interest rate of 3.69% for the first five years with interest payments only (ending in October 2026), then adjusting every subsequent five year period thereafter with principal and interest payments to the rate based on the five-year weekly average yield on United States Treasury securities adjusted to a constant maturity of five years, as made available to the Board of Governors of the Federal Reserve System (the "Five-Year Treasury Rate"), plus a margin of 2.75%, with a minimum annual rate of 2.75%.

(4) The loan is collateralized by first mortgage liens on four properties and a personal guarantee of payment by Mr. Spodek. The loan has a fixed interest rate of 3.625% for the first five years (ending in August 2026), then adjusting annually thereafter to a variable annual rate of Wall Street Journal Prime Rate with a minimum annual rate of 3.625%.

(5) The loan is collateralized by first mortgage liens on one property and a personal guarantee of payment by Mr. Spodek. The loan has a fixed interest rate of 3.69% for the first five years with interest payments only (ending in October 2026), then adjusting every subsequent five year period thereafter with principal and interest payments to the rate based on the Five-Year Treasury Rate, plus a margin of 2.75%, with a minimum annual rate of 2.75%.

(6) In connection with the acquisition of a property, we obtained seller financing secured by the property in the amount of $0.4 million requiring five annual payments of principal and interest of $0.1 million with the first installment due on January 2, 2021 based on a 6.0% interest rate per annum through January 2, 2025.

(7) The loan is secured by a first mortgage lien on an industrial property located in Warrendale, Pennsylvania. The loan has a fixed interest rate of 2.80% with interest-only payments for the first five years and fixed payments of principal and interest thereafter based on a 30-year amortization schedule.

Secured Borrowings as of December 31, 2022

As of December 31, 2022, we had approximately $33.1 million of secured borrowings outstanding, all of which are currently fixed-rate debt with a weighted average interest rate of 2.90% per annum.

Contractual Obligations and Other Long-Term Liabilities

The following table provides information with respect to our commitments as of December 31, 2022, including any guaranteed or minimum commitments under contractual obligations.

Contractual Obligations		Total		2023		2024 to 2025		2026 to 2027		More than five years
						Payments Due by Period				
Credit Facilities	$	165,000	$	—	$	—	$	50,000	$	115,000
Principal payments on mortgage loans		33,093		106		229		1,412		31,346
Interest payments[1]		41,543		7,800		15,583		13,858		4,302
Operating lease obligations[2]		1,885		245		167		86		1,387
Total	$	241,521	$	8,151	$	15,979	$	65,356	$	152,035

Explanatory Notes:

(1) The amounts shown relate to (i) the 2021 Revolving Credit Facility based on the outstanding balance and interest rate in effect as of December 31, 2022 and assuming an unused facility fee under the 2021 Revolving Credit Facility through the remainder of the term based on such outstanding balance, (ii) the Term Loans based on the interest rate fixed through the Interest Rate Swaps and outstanding balance as of December 31, 2022 and (iii) the mortgage loans based on the outstanding balance and interest rate in effect as of December 31, 2022.

(2) Operating lease obligations relate to two leases for our corporate headquarters and seven ground leases at certain of our properties.

Dividends

To maintain our qualification as a REIT, we are required to pay dividends to stockholders at least equal to 90% of our REIT taxable income determined without regard to the deduction for dividends paid and excluding net capital gains. During the year ended December 31, 2022, we paid cash dividends of $0.925 per share.

Subsequent Events

2023 Financing Activity

We had net credit facility activity of $17.0 million during the period subsequent to December 31, 2022. As of the date of this report, we had $182.0 million drawn on the Credit Facilities, with $50.0 million drawn on the 2021 Term Loan, $115.0 million drawn on the 2022 Term Loan and $17.0 million drawn on the 2021 Revolving Credit Facility.

2023 Real Estate Acquisitions

Subsequent to December 31, 2022, we have acquired 24 properties in individual or small portfolio transactions for approximately $12.7 million, excluding closing costs.

Dividends

Our Board of Directors approved, and on February 1, 2023, we declared a fourth quarter common stock dividend of $0.2375 per share which was paid on February 28, 2023 to stockholders of record on February 15, 2023.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the historical consolidated financial statements of the Company that have been prepared in accordance with GAAP. The preparation of these financial statements requires us to exercise our best judgment in making estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Set forth below is a summary of accounting policies and estimates that we believe are critical to the preparation of our Consolidated Financial Statements. We believe that all of the decisions and assessments applied were reasonable at the time made, based upon information available to us at that time. Due to the inherently judgmental nature of the various projections and assumptions used, and unpredictability of economic and market conditions, actual results may differ from estimates, and changes in estimates and assumptions could have a material effect on our financial statements in the future. Our accounting policies and estimates are more fully discussed in Note 2. Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Investments in Real Estate Properties

Upon the acquisition of real estate, the purchase price is allocated based upon the relative fair value of the assets acquired and liabilities assumed. The allocation of the purchase price to the relative fair value of the tangible and intangible assets of an acquired property is derived by valuing the property as if it were vacant. All real estate acquisitions in the periods presented qualified as asset acquisitions and, as such, acquisition-related fees and acquisition-related expenses related to these asset acquisitions are capitalized as part of the acquisition.

Investments in real estate generally include land, buildings, tenant improvements and identified intangible assets, such as in-place lease intangibles and above or below-market lease intangibles. Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate assets are capitalized as a cost of the property. Repairs and maintenance costs are expensed as incurred.

We acquired 320 properties for approximately $123 million, excluding closing costs, during 2022 and 238 properties for approximately $103 million, excluding closing costs, during 2021. These transactions were accounted for as asset acquisitions, and the purchase price of each was allocated based on the relative fair value of the asset acquired and liabilities assumed.

Revenue Recognition

We have operating lease agreements with tenants, some of which contain provisions for future rental increases. Rental income is recognized on a straight-line basis over the term of the lease. In addition, certain lease agreements provide for reimbursements from tenants for real estate taxes and other recoverable costs, which are recorded on an accrual basis as part of "Rental income" in our Consolidated Statements of Operations and Comprehensive Income. The Company's determination of the probability to collect lease payments is impacted by numerous factors, including the Company's assessment of the tenant's creditworthiness, economic conditions, historical experience with the tenant, future prospects for the tenant and the length of the lease term. If leases currently classified as probable are subsequently reclassified as not probable, any outstanding lease receivables (including straight-line rent receivables) would be written-off with a corresponding decrease in rental income.

Fee and other primarily consist of (i) property management fees, (ii) income recognized from properties accounted for as financing leases and (iii) fees earned from providing advisory services to third-party owners of postal properties. The management fees arise from contractual agreements with entities that are affiliated with our chief executive officer. Management fee income is recognized as earned under the respective agreements. Revenue from direct financing leases is recognized over the lease term using the effective interest rate method. At lease inception, we record an asset within investments on the Consolidated Balance Sheets, which represents our net investment in the direct financing lease. This initial net investment is determined by aggregating the total future minimum lease payments attributable to the direct financing lease and the estimated residual value of the property, if any, less unearned income. Over the lease term, the investment in the direct financing lease is reduced and income is recognized as revenue in "Fee and other" in the Consolidated Statements of Operations and Comprehensive Income and produces a constant periodic rate of return on the investment in financing leases, net.

Impairment of Long-Lived Assets

The carrying value of real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the asset's carrying amount over its estimated fair value. Impairment analyses will be based on current plans, intended holding periods and available market information at the time the analyses are prepared. If estimates of the projected future cash flows, anticipated holding periods or market conditions change, the evaluation of impairment losses may be different and such differences may be material. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. As of December 31, 2022 and 2021, no impairment related to our long-lived assets was identified.

New Accounting Pronouncements

For a discussion of our adoption of new accounting pronouncements, please see Note 2. Summary of Significant Accountant Policies in the Notes to the Consolidated Financial Statements.

Inflation

Because most of our leases provide for fixed annual rental payments without annual rent escalations, our rental revenues are fixed while our property operating expenses are subject to inflationary increases. A majority of our leases provide for tenant reimbursement of real estate taxes and thus the tenant must reimburse us for real estate taxes. We believe that if inflation increases expenses over time, increases in lease renewal rates will materially offset such increase.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Our primary market risk results from our indebtedness, which bears interest at both fixed and variable rates. As of December 31, 2022, our indebtedness was approximately $198.1 million, consisting of approximately $165.0 million of variable-rate debt and approximately $33.1 million of fixed-rate debt. The $165.0 million variable-rate debt, all of which relate to the Term Loans, have been fixed through the Interest Rate Swaps. When factoring in the Term Loans as fixed-rate debt through the Interest Rate Swaps, as of December 31, 2022, none of our indebtedness was variable-rate debt, as the entire 2021 Revolving Credit Facility was undrawn.

Subject to maintaining our status as a REIT for federal income tax purposes, we manage our market risk on variable rate debt through the use of interest rate swaps that fix the rate on all or a portion of our variable rate debt for varying periods up to maturity, such as the Interest Rate Swaps. In the future, we may use other derivative instruments such as interest cap agreements to, in effect, cap the interest rate on all or a portion of the debt for varying periods up to maturity. This in turn, reduces the risks of variability of cash flows created by variable rate debt and mitigates the risk of increases in interest rates. Our objective when undertaking such arrangements will be to reduce our floating rate exposure. However, we provide no assurance that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility in our portfolio and we do not intend to enter into hedging arrangements for speculative purposes.

POSTAL REALTY TRUST, INC.
INDEX TO FINANCIAL STATEMENTS

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Postal Realty Trust, Inc.
Cedarhurst, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Postal Realty Trust, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in equity (deficit), and cash flows for each of the years then ended, and the related notes and schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2017.
New York, New York
March 7, 2023

POSTAL REALTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value and share data)

	December 31, 2022	December 31, 2021
Assets		
Investments:		
Real estate properties, at cost:		
Land	$ 90,020	$ 64,538
Building and improvements	378,596	278,396
Tenant improvements	6,375	5,431
Total real estate properties, at cost	474,991	348,365
Less: Accumulated depreciation	(31,257)	(20,884)
Total real estate properties, net	443,734	327,481
Investment in financing leases, net	16,130	16,213
Total real estate investments, net.	459,864	343,694
Cash.	1,495	5,857
Escrow and reserves	547	1,169
Rent and other receivables	4,613	4,172
Prepaid expenses and other assets, net	15,968	7,511
Goodwill	1,536	—
Deferred rent receivable	1,194	666
In-place lease intangibles, net	15,687	14,399
Above market leases, net.	399	249
Total Assets	$ 501,303	$ 377,717
Liabilities and Equity		
Liabilities:		
Term loans, net	$ 163,753	$ 49,359
Revolving credit facility	—	13,000
Secured borrowings, net	32,909	32,990
Accounts payable, accrued expenses and other, net	9,109	8,225
Below market leases, net.	11,821	8,670
Total Liabilities	217,592	112,244
Commitments and Contingencies		
Equity:		
Class A common stock, par value $0.01 per share; 500,000,000 shares authorized, 19,528,066 and 18,564,421 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	195	186
Class B common stock, par value $0.01 per share; 27,206 shares authorized, 27,206 shares issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Additional paid-in capital	254,107	237,969
Accumulated other comprehensive income	7,486	766
Accumulated deficit	(32,557)	(18,879)
Total Stockholders' Equity	229,231	220,042
Operating Partnership unitholders' non-controlling interests	54,480	45,431
Total Equity	283,711	265,473
Total Liabilities and Equity	$ 501,303	$ 377,717

The accompanying notes are an integral part of these consolidated financial statements.

POSTAL REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	For the Year Ended December 31,	
	2022	**2021**
Revenues:		
Rental income	$ 50,876	$ 38,276
Fee and other	2,454	1,662
Total revenues	53,330	39,938
Operating expenses:		
Real estate taxes	7,168	5,399
Property operating expenses	5,625	3,987
General and administrative	13,110	10,643
Depreciation and amortization	17,727	13,990
Total operating expenses	43,630	34,019
Income from operations	9,700	5,919
Other income	1,029	401
Interest expense, net:		
Contractual interest expense	(5,378)	(2,739)
Write-off and amortization of deferred financing fees	(596)	(714)
Loss on early extinguishment of debt	—	(202)
Interest income	1	2
Total interest expense, net	(5,973)	(3,653)
Income before income tax expense	4,756	2,667
Income tax expense	(12)	(111)
Net income	4,744	2,556
Net income attributable to Operating Partnership unitholders' non-controlling interests	(890)	(501)
Net income attributable to common stockholders	$ 3,854	$ 2,055
Net income per share:		
Basic and Diluted	$ 0.15	$ 0.10
Weighted average common shares outstanding:		
Basic and Diluted	18,545,494	13,689,251
Comprehensive income:		
Net income	$ 4,744	$ 2,556
Unrealized gain on derivative instruments	8,249	960
Comprehensive income	12,993	3,516
Comprehensive income attributable to Operating Partnership unitholders' non-controlling interests	(2,419)	(695)
Comprehensive income attributable to common stockholders	$ 10,574	$ 2,821

The accompanying notes are an integral part of these consolidated financial statements.

POSTAL REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(in thousands, except share and per share data)

	Number of shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' equity	Operating Partnership unitholders' non-controlling interests	Total Equity
Balance – December 31, 2020	9,464,403	$ 95	$ 100,812	$ —	$ (8,917)	$ 91,990	$ 27,649	$ 119,639
Net proceeds from sale of common stock	8,969,717	90	138,371	—	—	138,461	—	138,461
Issuance of OP Units in connection with acquisition transactions	—	—	—	—	—	—	15,501	15,501
Issuance and amortization of equity-based compensation	165,599	1	2,391	—	—	2,392	1,175	3,567
Issuance and amortization under ESPP	9,104	—	171	—	—	171	—	171
Restricted stock withholdings	(17,196)	—	(341)	—	—	(341)	—	(341)
Dividends declared ($0.885 per share)	—	—	—	—	(12,017)	(12,017)	(3,024)	(15,041)
Other comprehensive income	—	—	—	766	—	766	194	960
Net income	—	—	—	—	2,055	2,055	501	2,556
Reallocation of non-controlling interest	—	—	(3,435)	—	—	(3,435)	3,435	—
Balance – December 31, 2021	18,591,627	$ 186	$ 237,969	$ 766	$ (18,879)	$ 220,042	$ 45,431	$ 265,473
Net proceeds from sale of common stock	751,382	7	11,332	—	—	11,339	—	11,339
Issuance of OP Units in connection with acquisition transactions	—	—	—	—	—	—	10,884	10,884
Issuance and amortization of equity-based compensation	226,575	2	3,283	—	—	3,285	1,510	4,795
Issuance and amortization under ESPP	13,417	—	217	—	—	217	—	217
Restricted stock withholdings	(27,729)	—	(424)	—	—	(424)	—	(424)
Dividends declared ($0.925 per share)	—	—	—	—	(17,532)	(17,532)	(4,034)	(21,566)
Other comprehensive income	—	—	—	6,720	—	6,720	1,529	8,249
Net income	—	—	—	—	3,854	3,854	890	4,744
Reallocation of non-controlling interest	—	—	1,730	—	—	1,730	(1,730)	—
Balance – December 31, 2022	19,555,272	$ 195	$ 254,107	$ 7,486	$ (32,557)	$ 229,231	$ 54,480	$ 283,711

The accompanying notes are an integral part of these consolidated financial statements.

POSTAL REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net income	$ 4,744	$ 2,556
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	17,727	13,990
Write-off and amortization of deferred financing costs	596	714
Amortization of above/below market leases	(2,185)	(1,599)
Amortization of intangible liability	(91)	(23)
Gain on insurance proceeds received for damage due to property	(843)	(314)
Equity based compensation.	4,718	3,720
Other	47	58
Loss on early extinguishment of debt	—	202
Deferred rent receivable	(529)	(450)
Deferred rent expense payable	8	12
Changes in assets and liabilities:		
Rent and other receivables	(358)	(765)
Prepaid expenses and other assets.	(95)	(2,104)
Accounts payable, accrued expenses and other	852	1,098
Net cash provided by operating activities	24,591	17,095
Cash flows from investing activities:		
Acquisition of real estate	(116,212)	(89,464)
Investment in financing leases	(10)	(15,707)
Repayment of financing leases	—	19
Escrows for acquisition and construction deposits	(273)	(487)
Insurance proceeds related to property damage claims	843	1,151
Capital improvements	(3,687)	(1,900)
Other investing activities.	(808)	(337)
Net cash used in investing activities	(120,147)	(106,725)
Cash flows from financing activities:		
Repayments of secured borrowings	(100)	(13,845)
Proceeds from term loans	115,000	50,000
Proceeds from revolving credit facility.	115,000	139,000
Repayments of revolving credit facility	(128,000)	(204,000)
Repayments from other financing activity	—	(53)
Net proceeds from issuance of shares.	11,446	138,795
Debt issuance costs	(811)	(1,346)
Deferred offering costs	(199)	—
Proceeds from issuance of ESPP shares	185	127
Shares withheld for payment of taxes on restricted share vesting	(383)	(242)
Other financing activities	—	(10)
Distributions and dividends	(21,566)	(15,041)
Net cash provided by financing activities	90,572	93,385
Net increase (decrease) in Cash and Escrows and Reserves	(4,984)	3,755
Cash and Escrows and Reserves at the beginning of year	7,026	3,271
Cash and Escrow and Reserves at the end of year	$ 2,042	$ 7,026

POSTAL REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(in thousands)

	For the Year Ended December 31,			
	2022		2021	
Supplemental Disclosure of Non-Cash Investing and Financing Activities				
OP Units issued for property acquisitions	$	9,433	$	15,511
Unrealized gain (loss) on interest rate swaps, net	$	8,249	$	960
Reallocation of non-controlling interest	$	1,730	$	3,435
OP Units issue for business acquisition	$	1,451	$	—
Reclassification of acquisition deposits included in prepaid expenses and other assets	$	696	$	792
Write-off of fixed assets no longer in service	$	327	$	40
Accrued capital expenditures included in accounts payable and accrued expenses	$	231	$	660
Accrued taxes withheld included in accounts payable and accrued expenses	$	140	$	99
Right of use assets	$	131	$	1,071
Accrued costs of capital included in accounts payable and accrued expenses	$	107	$	198
Reclassification of cost of capital included in prepaid expenses and other assets	$	—	$	137

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Description of Business

Postal Realty Trust, Inc. (the "Company") was organized in the state of Maryland on November 19, 2018. On May 17, 2019, the Company completed its initial public offering ("IPO") of the Company's Class A common stock, par value $0.01 per share (the "Class A common stock"). The Company contributed the net proceeds from the IPO to Postal Realty LP, a Delaware limited partnership (the "Operating Partnership"), in exchange for common units of limited partnership interest in the Operating Partnership (the "OP Units"). Both the Company and the Operating Partnership commenced operations upon completion of the IPO and certain related formation transactions. Prior to the completion of the IPO and the formation transactions, the Company had no operations.

The Company's interest in the Operating Partnership entitles the Company to share in distributions from, and allocations of profits and losses of, the Operating Partnership in proportion to the Company's percentage ownership of OP Units. As the sole general partner of the Operating Partnership, the Company has the exclusive power under the partnership agreement to manage and conduct the Operating Partnership's business, subject to limited approval and voting rights of the limited partners. As of December 31, 2022, the Company held an approximately 80.8% interest in the Operating Partnership. As the sole general partner and the majority interest holder, the Company consolidates the financial position and results of operations of the Operating Partnership. The Operating Partnership is considered a variable interest entity ("VIE") in which the Company is the primary beneficiary.

As of December 31, 2022, the Company owned a portfolio of 1,286 properties located in 49 states and one territory. The Company's properties are leased primarily to a single tenant, the United States Postal Service (the "USPS").

In addition, through its taxable REIT subsidiary ("TRS"), Real Estate Asset Counseling, LLC (formerly known as Postal Realty Management TRS, LLC) ("REAC"), the Company provides fee-based third party property management services for an additional 397 properties, which are owned by Andrew Spodek, the Company's chief executive officer ("CEO"), and his affiliates, and certain advisory services to third-party owners of postal properties.

Pursuant to the Company's articles of amendment and restatement, the Company is currently authorized to issue up to 500,000,000 shares of Class A common stock, 27,206 shares of Class B common stock, $0.01 par value per share (the "Voting Equivalency stock"), and up to 100,000,000 shares of preferred stock.

The Company elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the Company's short taxable year ended December 31, 2019, and intends to continue to qualify as a REIT. As a REIT, the Company generally will not be subject to federal income tax to the extent that it distributes its REIT taxable income for each tax year to its stockholders. REITs are subject to a number of organizational and operational requirements.

Pursuant to the Jumpstart Our Business Startups Act, the Company qualifies as an emerging growth company ("EGC"). An EGC may choose, as the Company has done, to take advantage of the extended private company transition period provided for complying with new or revised accounting standards that may be issued by the Financial Accounting Standards Board ("FASB") or the Securities and Exchange Commission.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements include the financial position and results of operations of the Company, the Operating Partnership and its wholly owned subsidiaries.

The Company consolidates the Operating Partnership, a VIE in which the Company is considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Substantially all of the assets and liabilities of the Company relate to the Operating Partnership.

Note 2. Summary of Significant Accounting Policies (cont.)

A non-controlling interest is defined as the portion of the equity in an entity not attributable, directly or indirectly, to the Company. Non-controlling interests are required to be presented as a separate component of equity in the Consolidated Balance Sheets. Accordingly, the presentation of net income reflects the income attributed to controlling and non-controlling interests.

Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. As discussed in the applicable sections elsewhere in the Consolidated Financial Statements, the Company's most significant assumptions and estimates are related to the valuation of investments in real estate properties and impairment of long-lived assets. Although management believes its estimates are reasonable, actual results could differ from those estimates.

Offering and Other Costs

Offering costs are recorded in "Total Stockholders' Equity" in the Consolidated Balance Sheets as a reduction of additional paid-in capital.

Segment Reporting

The Company leases its properties primarily to the USPS and reports its business as a single reportable segment.

Investments in Real Estate

Upon the acquisition of real estate, the purchase price is allocated based upon the relative fair value of the assets acquired and liabilities assumed. The allocation of the purchase price to the relative fair value of the tangible and intangible assets of an acquired property is derived by valuing the property as if it were vacant. All real estate acquisitions in the periods presented qualified as asset acquisitions and, as such, acquisition-related fees and acquisition-related expenses related to these asset acquisitions are capitalized as part of the acquisition.

Investments in real estate generally include land, buildings, tenant improvements and identified intangible assets, such as in-place lease intangibles and above or below-market lease intangibles. Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate assets are capitalized as a cost of the property. Repairs and maintenance costs are expensed as incurred.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

	Years
Buildings and improvements	15 to 40
Equipment and fixtures	5 to 10
Tenant improvements	Shorter of useful life or applicable lease term
In-place lease value	Remaining non-cancellable term of the in-place lease

The acquired above or below-market lease intangibles are amortized to "Rental income" over the applicable lease term, inclusive of any option periods for below-market leases.

Deferred Costs

Financing costs related to the issuance of the Company's long-term debt, including the term loan facility component of the Company's existing credit facilities (the "Credit Facilities"), are deferred and amortized as an increase to interest expense over the term of the related debt instrument using the straight-line method, which approximates

Note 2. Summary of Significant Accounting Policies (cont.)

the effective interest rate method, and are reported as a reduction of the related debt balance on the Consolidated Balance Sheets. Deferred financing costs related to the revolving credit facility component (the "2021 Revolving Credit Facility") of the Credit Facilities are deferred and amortized as an increase to interest expense over the terms of the 2021 Revolving Credit Facility and are included in "Prepaid expenses and other assets, net" on the Consolidated Balance Sheets.

Cash and Escrows and Reserves

Cash includes unrestricted cash with a maturity of three months or less. Escrows and reserves consist of restricted cash. The following table provides a reconciliation of cash and escrows and reserves reported within the Consolidated Balance Sheets and Consolidated Statements of Cash Flows:

	As of	
	December 31, 2022	December 31, 2021
	(in thousands)	
Cash.	$ 1,495	$ 5,857
Escrows and reserves:		
Maintenance reserve	206	827
Real estate tax reserve.	240	250
ESPP reserve.	101	92
Cash and escrows and reserves	$ 2,042	$ 7,026

Revenue Recognition

The Company has operating lease agreements with tenants, some of which contain provisions for future rental increases. Rental income is recognized on a straight-line basis over the term of the lease. In addition, certain lease agreements provide for reimbursements from tenants for real estate taxes and other recoverable costs, which are recorded on an accrual basis as part of "Rental income" in the Consolidated Statements of Operations and Comprehensive Income. The Company's determination of the probability to collect lease payments is impacted by numerous factors, including the Company's assessment of the tenant's credit worthiness, economic conditions, historical experience with the tenant, future prospects for the tenant and the length of the lease term. If leases currently classified as probable are subsequently reclassified as not probable, any outstanding lease receivables (including straight-line rent receivables) would be written-off with a corresponding decrease in rental income.

Fee and other primarily consists of (i) property management fees, (ii) income recognized from properties accounted for as financing leases and (iii) fees earned from providing advisory services to third-party owners of postal properties. The management fees arise from contractual agreements with entities that are affiliated with the Company's CEO. Management fee income is recognized as earned under the respective agreements. Revenue from direct financing leases is recognized over the lease term using the effective interest rate method. At lease inception, the Company records an asset within "Investment in financing leases, net" on the Consolidated Balance Sheets, which represents the Company's net investment in the direct financing lease. This initial net investment is determined by aggregating the total future minimum lease payments attributable to the direct financing leases and the estimated residual value of the property, if any, less unearned income. Over the lease term, the investment in the direct financing lease is reduced and income is recognized as revenue in "Fee and other" in the Consolidated Statements of Operations and Comprehensive Income and produces a constant periodic rate of return on the investment in financing leases, net. Revenue from advisory services is generated from service contracts generally based on (i) time and expense arrangements (where the Company recognizes revenues based on hours incurred and contracted rates), (ii) fixed-fee arrangements (where the Company recognizes revenues earned to date by applying the proportional performance method) or (iii) performance-based or contingent arrangements (where the Company recognizes revenues at a point in time when the client receives the benefit of the promised service). Reimbursable expenses for the advisory services,

Note 2. Summary of Significant Accounting Policies (cont.)

including those relating to travel, out-of-pocket expenses, outside consultants and other outside service costs, are generally included in revenues and in general and administrative expenses in the period in which the expense is incurred.

Business Combinations, Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method, which requires the identification of the acquirer, the determination of the acquisition date and the allocation of the purchase price paid by the acquirer to the identifiable tangible and intangible assets acquired, the liabilities assumed, including any contingent consideration and any non-controlling interest in the acquiree at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. Intangible assets may include customer relationships, trademarks and acquired software. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Acquisition-related costs are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition date.

The Company evaluates goodwill for impairment at least annually, or as circumstances warrant. Goodwill is evaluated at the reporting unit level by comparing the fair value of the reporting unit with its carrying amount including goodwill. An impairment of goodwill exists if the carrying amount of the reporting unit exceeds its fair value. The impairment loss is the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the total amount of goodwill allocated to that reporting unit.

Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment indicator is present, the Company evaluates recoverability of assets to be held and used by a comparison of the carrying value of the assets with future undiscounted net cash flows expected to be generated by the assets. The Company groups assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset group, the Company will estimate the fair value of the asset group to determine the amount of an impairment loss that should be recognized.

Income Taxes

As a REIT, the Company is generally not subject to federal corporate income tax on the net income (loss) that the Company distributes to its shareholders. The Operating Partnership which holds the Company's properties is a partnership for U.S. federal income tax purposes and is not subject to U.S. federal income taxes as the revenues and expenses pass through to the respective owners where they are taxed. The states and cities in which the Operating Partnership operates generally follows the U.S. federal income tax treatment.

A valuation allowance is established for deferred tax assets when management anticipates that it is more likely than not that all, or a portion, of these assets would not be realized. In determining whether a valuation allowance is warranted, all positive and negative evidence and all sources of taxable income such as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies are considered to estimate if sufficient future taxable income will be generated to realize the deferred tax asset. The assessment of the adequacy of a valuation allowance is based on estimates of taxable income by jurisdiction and the period over which deferred tax assets will be recoverable.

The tax effects of uncertain tax positions taken or expected to be taken in income tax returns are recognized only if they are "more likely-than-not" to be sustained on examination by the taxing authorities based on the technical merits as of the reporting date. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes estimated accrued interest and penalties related to uncertain tax positions in income tax expense.

Note 2. Summary of Significant Accounting Policies (cont.)

Fair Value Measurements

The following disclosure of estimated fair value was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could have realized on disposition of the assets and liabilities as of December 31, 2022 and 2021. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Cash, escrows and reserves, receivables, prepaid expenses and other assets (excluding derivatives), accounts payable and accrued expenses are carried at amounts which reasonably approximate their fair values as of December 31, 2022 and 2021 due to their short maturities.

The fair value of the Company's borrowings under its Credit Facilities approximates carrying value because such borrowings are subject to a variable market rate, which reprices frequently. The fair value was determined using the Adjusted Term SOFR (as defined below) as of December 31, 2022, and London Interbank Offered Rate ("LIBOR") as of December 31, 2021, plus an applicable spread under the Credit Facilities, a Level 2 classification in the fair value hierarchy. The fair value of the Company's secured borrowings aggregated approximately $27.5 million and $32.1 million as compared to the principal balance of $33.1 million and $33.2 million as of December 31, 2022 and 2021, respectively. The fair value of the Company's secured debt was categorized as a Level 3 basis (as provided by ASC 820, Fair Value Measurements and Disclosures). The fair value of the mortgage debt was determined by discounting the future contractual interest and principal payments by a market rate.

The Company's derivative assets, comprised of interest rate swap derivative instruments entered into in connection with the Credit Facilities, are recorded at fair value based on a variety of observable inputs, including contractual terms, interest rate curves, yield curves, measure of volatility, and correlations of such inputs. The Company measures its derivatives at fair value on a recurring basis based on the expected size of future cash flows on a discounted basis and incorporating a measure of non-performance risk. The fair value of the Company's derivative assets was categorized as a Level 2 basis (as provided by ASC 820, Fair Value Measurements and Disclosures). The Company considers its own credit risk, as well as the credit risk of its counterparties, when evaluating the fair value of its derivative assets. As of December 31, 2022 and 2021, the fair value of the Company's interest rate swap derivative instruments was approximately $9.2 million and $1.0 million, respectively, included in "Prepaid expenses and other assets, net" on the Consolidated Balance Sheets.

Disclosure about fair value of assets and liabilities is based on pertinent information available to management as of December 31, 2022 and 2021. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2022 and current estimates of fair value may differ significantly from the amounts presented herein.

Derivative Instruments and Hedging Activities

In accordance with ASC 815, Derivatives and Hedging, the Company records all derivative instruments on the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. See Note 6. Derivatives and Hedging Activities for further details.

Note 2. Summary of Significant Accounting Policies (cont.)

Impairment of Long-Lived Assets

The carrying value of real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the asset's carrying amount over its estimated fair value. Impairment analyses will be based on current plans, intended holding periods and available market information at the time the analyses are prepared. If estimates of the projected future cash flows, anticipated holding periods or market conditions change, the evaluation of impairment losses may be different and such differences may be material. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. No impairments were recorded during the years ended December 31, 2022 and 2021.

Concentration of Credit Risks

As of December 31, 2022, the Company's properties were leased primarily to a single tenant, the USPS. For the year ended December 31, 2022, approximately 15.1% of the Company's total rental income, or $7.7 million, was concentrated in Pennsylvania. For the year ended December 31, 2021, approximately 18.3% of the Company's total rental income, or $7.0 million, was concentrated in Pennsylvania. The ability of the USPS to honor the terms of its leases is dependent upon regulatory, economic, environmental or competitive conditions in Pennsylvania or other regions where the Company operates in and could have a material effect on the Company's overall business results.

The Company has deposited cash and maintains its bank deposits with large financial institutions in amounts that, from time to time, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Non-controlling Interests

Non-controlling interests in the Company represent OP Units held by the Company's prior investors and certain sellers of properties to the Company and long term incentive units of the Operating Partnership ("LTIP Units") held by the Company's CEO and certain other employees and the Company's Board of Directors. See Note 11. Stockholder's Equity for further details.

Equity Based Compensation

The Company accounts for equity-based compensation in accordance with ASC Topic 718 Compensation — Stock Compensation, which requires the Company to recognize an expense for the grant date fair value of equity-based awards. Equity-classified stock awards granted to employees and non-employees that have a service condition and/or a market condition are measured at fair value at date of grant and remeasured at fair value only upon a modification of the award. The Company records forfeitures as they occur.

The Company recognizes compensation expense on a straight-line basis over the requisite service period of each award, with the amount of compensation expense recognized at the end of a reporting period at least equal the portion of fair value of the respective award at grant date or modification date, as applicable, that has vested through that date. For awards with a market condition, compensation cost is not reversed if a market condition is not met so long as the requisite service has been rendered, as a market condition does not represent a vesting condition.

See Note 11. Stockholder's Equity for further details.

Insurance Accounting

The Company carries liability insurance to mitigate its exposure to certain losses, including those relating to property damage and business interruption. The Company records the estimated amount of expected insurance proceeds for property damage and other losses incurred as an asset (typically a receivable from the insurer) and income up to the amount of the losses incurred when the amount is determinable and approved by the insurance company.

Note 2. Summary of Significant Accounting Policies (cont.)

Any amount of insurance recovery in excess of the amount of the losses incurred is considered a gain contingency and is not recorded in other income until the amount is determinable and approved by the insurance company. Insurance recoveries for business interruption for lost revenue or profit are accounted for as gain contingencies in their entirety, and therefore are not recorded in income until the amount is determinable and approved by the insurance company.

Earnings per Share

The Company calculates earnings per share ("EPS") based upon the weighted average shares outstanding less issued and outstanding non-vested shares of Class A common stock. As of December 31, 2022 and 2021, the Company had unvested restricted shares of Class A common stock, LTIP Units and certain restricted stock units ("RSUs"), which provide for non-forfeitable rights to dividend and dividend-equivalent payments. Accordingly, these unvested restricted shares of Class A common stock, LTIP Units and RSUs are considered participating securities and are included in the computation of basic and diluted EPS pursuant to the two-class method. Diluted EPS is calculated after giving effect to all potential dilutive shares outstanding during the period. See Note 10. Earnings Per Share for further details.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-2, Leases; in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases — Targeted Improvements; and in December 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors. This group of ASUs is collectively referred to as Topic 842. Topic 842 supersedes the existing standards for lease accounting (Topic 840, Leases). Topic 842 was effective for the Company on January 1, 2021 as a result of its classification as an EGC.

The Company elected to utilize the following practical expedients provided by Topic 842, including: the package of practical expedients that allows an entity not to reassess upon adoption (i) whether an expired or existing contract contains a lease, (ii) whether a lease classification related to expired or existing lease arrangements, and (iii) whether costs incurred on expired or existing leases qualify as initial direct costs, and as a lessor, the practical expedient not to separate certain non-lease components, such as common area maintenance, from the lease component if the timing and pattern of transfer are the same for the non-lease component and associated lease component, and the lease component would be classified as an operating lease if accounted for separately.

Topic 842 requires lessees to record most leases on their balance sheet through a right-of-use ("ROU") model, in which a lessee records a ROU asset and a lease liability on their balance sheet. Leases that are less than 12 months do not need to be accounted for under the ROU model. Lessees will account for leases as financing or operating leases, with the classification affecting the timing and pattern of expense recognition in the income statement. Lease expense will be recognized based on the effective interest method for leases accounted for as finance leases and on a straight-line basis over the term of the lease for leases accounted for as operating leases.

The accounting by a lessor under Topic 842 is largely unchanged from that of Topic 840. Under Topic 842, lessors will continue to account for leases as a sales-type, direct-financing, or operating. A lease will be treated as a sale if it is considered to transfer control of the underlying asset to the lessee. A lease will be classified as direct-financing if risks and rewards are conveyed without the transfer of control. Otherwise, the lease is treated as an operating lease. Topic 842 requires accounting for a transaction as a financing in a sale leaseback in certain circumstances, including when the seller-lessee is provided an option to purchase the property from the landlord at the tenant's option. Topic 842 also includes the concept of separating lease and non-lease components. Under Topic 842, non-lease components, such as common area maintenance, would be accounted for under Topic 606 and separated from the lease payments. However, the Company elected the lessor practical expedient allowing the Company to not separate these components when certain conditions are met. With this election, effective on January 1, 2021, the Company combined tenant reimbursements with rental income on its Consolidated Statements of Operations and Comprehensive Income.

Note 2. Summary of Significant Accounting Policies (cont.)

In December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848 ("ASU 2022-06") which was issued to defer the sunset date of Reference Rate Reform (topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024. ASU 2022-06 is effective immediately for all companies. ASU 2022-06 had no impact on the Company's Consolidated Financial Statements for the year ended December 31, 2022.

Future Application of Accounting Standards

In September 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments and in November 2018 issued ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments — Credit Losses*. The guidance changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaced the previous "incurred loss" model with an "expected loss" approach. The guidance also requires entities to disclose information about how they developed the allowances, including changes in the factors that influenced estimate of expected credit losses and the reasons for those changes. ASU No. 2018-19 excludes operating lease receivables from the scope of this guidance. This guidance became effective for the Company and was adopted by the Company on January 1, 2023. Upon adoption of this guidance, the Company had two direct financing leases with a net investment balance aggregating approximately $16.1 million prior to any credit loss adjustment. Historically, the Company has had no collection issues related to these direct financing leases and its other leases in which the Company is the lessor; therefore, the Company assessed the probability of default on these leases based on the lessee's status as an independent agency of the executive branch of the U.S. federal government, financial condition and business prospects and the remaining term of the leases. Based on the aforementioned, the Company did not recognize any credit loss adjustment for such leases.

Note 3. Real Estate Acquisitions

The following tables summarizes the Company's acquisitions for the years ended December 31, 2022 and 2021. The purchase prices including transaction costs were allocated to the separately identifiable tangible and intangible assets and liabilities based on their relative fair values at the date of acquisition. The total purchase price including transaction costs was allocated as follows (in thousands, except for the number of properties):

Three Months Ended 2022	Number of Properties	Land	Building and Improvements	Tenant Improvements	In-place lease intangibles	Above-market leases	Below-market leases	Other[1]	Total[2]
March 31, 2022[3]	50	$ 5,422	$ 22,233	$ 214	$ 1,889	$ 28	$ (1,848)	$ (363)	$ 27,575
June 30, 2022[4]	150	13,039	41,462	380	3,520	2	(1,675)	16	56,744
September 30, 2022[5]	66	2,950	18,012	195	1,532	8	(1,360)	—	21,337
December 31, 2022[6]	54	4,070	15,587	155	1,264	199	(540)	—	20,735
	320	$ 25,481	$ 97,294	$ 944	$ 8,205	$ 237	$ (5,423)	$ (347)	$ 126,391

Three Months Ended 2021	Number of Properties	Land	Building and Improvements	Tenant Improvements	In-place lease intangibles	Above-market leases	Below-market leases	Other[7]	Total[8]
March 31, 2021[9]	54	$ 3,493	$ 19,793	$ 428	$ 2,201	$ 51	$ (474)	$ 723	$ 26,215
June 30, 2021[10]	71	5,364	23,550	268	2,207	28	(156)	(5)	31,256
September 30, 2021[11]	59	3,333	15,314	147	1,368	32	(581)	24	19,637
December 31, 2021[12]	54	6,096	21,031	186	1,750	123	(371)	(157)	28,658
Total	238	$ 18,286	$ 79,688	$ 1,029	$ 7,526	$ 234	$ (1,582)	$ 585	$ 105,766

Explanatory Notes:

(1) *Includes an intangible liability related to unfavorable operating leases on two properties during the three months ended March 31, 2022 that is included in "Accounts payable, accrued expenses and other" on the Consolidated Balance Sheets. During the three months ended June 30, 2022, includes a below-market ground lease intangible asset.*

Note 3. Real Estate Acquisitions (cont.)

(2)   *Includes closing costs of approximately $0.6 million for the three months ended March 31, 2022, approximately $1.7 million for the three months ended June 30, 2022, approximately $0.5 million for the three months ended September 30, 2022 and approximately $0.5 million for the three months ended December 31, 2022.*

(3)   *Includes the acquisition of 50 properties in various states in individual or portfolio transactions for a price of approximately $27.6 million, including closing costs, which was funded with both the issuance of OP Units to the sellers as non-cash consideration (valued at approximately $1.8 million using the share price of Class A common stock on the date of each issuance of such OP Units) and borrowings under the Credit Facilities.*

(4)   *Includes the acquisition of 150 properties in various states in individual or portfolio transactions for a price of approximately $56.7 million, including closing costs, which was funded with both the issuance of OP Units to the sellers as non-cash consideration (valued at approximately $2.0 million using the share price of Class A common stock on the date of each issuance of such OP Units) and borrowings under the Credit Facilities.*

(5)   *Includes the acquisition of 66 properties in various states in individual or portfolio transactions for a price of approximately $21.3 million, including closing costs, which was funded with both the issuance of OP Units to the sellers as non-cash consideration (valued at approximately $4.7 million using the share price of Class A common stock on the date of each issuance of such OP Units) and borrowings under the Credit Facilities.*

(6)   *Includes the acquisition of 54 properties in various states in individual or portfolio transactions for a price of approximately $20.7 million, including closing costs, which was funded with both the issuance of OP Units to the sellers as non-cash consideration (valued at approximately $0.9 million using the share price of Class A common stock on the date of each issuance of such OP Units) and borrowings under the Credit Facilities.*

(7)   *Represents an insurance receivable assigned to the Company related to a property in a small portfolio that was destroyed by arson prior to acquisition by the Company during the three months ended March 31, 2021. The Company completed rebuilding such property which remained under lease to the USPS in the three months ended December 31, 2021 primarily using the insurance proceeds assigned by the seller to the Company. The insurance proceeds were received in April 2021. Also includes an intangible liability related to an unfavorable operating lease on a property acquired during the three months ended June 30, 2021 that is included in "Accounts payable, accrued expenses and other" on the Consolidated Balance Sheets. During the three months ended September 30, 2021, includes a below-market ground lease intangible asset. During the three months ended December 31, 2021, includes an intangible liability related to unfavorable operating leases on two properties that is included in "Accounts Payable, accrued expenses and other" on the Consolidated Balance Sheets.*

(8)   *Includes closing costs of $0.5 million for the three months ended March 31, 2021, $0.9 million for the three months ended June 30, 2021, $0.5 million for the three months ended September 30, 2021 and $0.8 million for the three months ended December 31, 2021.*

(9)   *Includes the acquisition of 54 properties in various states in individual or portfolio transactions for approximately $26.2 million, including closing costs, which was funded with borrowings under the Company's previous credit facility.*

(10)   *Includes the acquisition of 71 properties in various states in individual or portfolio transactions for approximately $31.3 million, including closing costs, which was funded with both the issuance of OP Units to the sellers as non-cash consideration (valued at approximately $9.0 million using the share price of Class A common stock on the date of each issuance of such OP Units) and borrowings under the Company's previous credit facility.*

(11)   *Includes the acquisition of 59 properties in various states in individual or portfolio transactions for approximately $19.6 million, including closing costs, which was funded with both the issuance of OP Units to the sellers as non-cash consideration (valued at approximately $6.5 million using the share price of Class A common stock on the date of each issuance of such OP Units) and borrowings under the Credit Facilities and, prior to its termination, the Company's previous credit facility.*

(12)   *Includes the acquisition of 54 properties in various states in individual or portfolio transactions for approximately $28.7 million, including closing costs, which was funded with borrowings under the Credit Facilities. In addition, the Company closed on one property accounted for as a direct financing lease and is included in "Investment in financing leases, net" on the Consolidated Balance Sheets.*

POSTAL REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Intangible Assets and Liabilities

The following table summarizes the Company's intangible assets and liabilities:

As of	Gross Asset (Liability)	Accumulated Amortization (in thousands)	Net Carrying Amount
December 31, 2022:			
In-place lease intangibles	$ 40,074	$ (24,387)	$ 15,687
Above-market leases	556	(157)	399
Below-market leases	(19,077)	7,256	(11,821)
December 31, 2021:			
In-place lease intangibles	$ 31,814	$ (17,415)	$ 14,399
Above-market leases	319	(70)	249
Below-market leases	(13,654)	4,984	(8,670)

Amortization of in-place lease intangibles was $7.0 million and $6.3 million for the years ended December 31, 2022 and 2021, respectively. This amortization is included in "Depreciation and amortization" in the Consolidated Statements of Operations and Comprehensive Income.

Amortization of acquired above market leases was $0.1 million and $0.03 million for the years ended December 31, 2022 and 2021, respectively, and is included in "Rental income" on the Consolidated Statements of Operations and Comprehensive Income. Amortization of acquired below market leases was $2.3 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively, and is included in "Rental income" in the Consolidated Statements of Operations and Comprehensive Income.

As of December 31, 2022, the weighted average amortization period for the Company's intangible assets was approximately 3.2 years, 3.3 years and 8.8 years for in-place lease intangibles, above-market leases and below-market leases, respectively.

Future amortization/accretion of these intangibles is below (in thousands):

Year Ending December 31,	In-place lease intangibles	Above-market leases	Below-market leases
2023	$ 6,279	$ 150	$ (2,348)
2024	4,508	108	(1,953)
2025	2,709	74	(1,388)
2026	1,452	52	(1,111)
2027	513	15	(877)
Thereafter	226	—	(4,144)
Total	$ 15,687	$ 399	$ (11,821)

Note 5. Debt

The following table summarizes the Company's indebtedness as of December 31, 2022 and December 31, 2021 (dollars in thousands):

	Outstanding Balance as of December 31, 2022	Outstanding Balance as of December 31, 2021	Interest Rate at December 31, 2022	Maturity Date
Revolving Credit Facility[1]:				
2021 Revolving Credit Facility	$ —	$ 13,000	SOFR +150 bps[2]	January 2026
2021 Term Loan	50,000	50,000	SOFR +145 bps[2]	January 2027
2022 Term Loan	115,000	—	SOFR +145 bps[2]	February 2028
Secured Borrowings:				
Vision Bank[3]	1,409	1,409	3.69%	September 2041
First Oklahoma Bank[4]	333	349	3.63%	December 2037
Vision Bank–2018[5]	844	844	3.69%	September 2041
Seller Financing[6]	282	366	6.00%	January 2025
AIG – December 2020[7]	30,225	30,225	2.80%	January 2031
Total Principal	198,093	96,193		
Unamortized deferred financing costs . .	(1,431)	(844)		
Total Debt	$ 196,662	$ 95,349		

Explanatory Notes:

(1) *On August 9, 2021, the Company entered into the Credit Facilities, which included the $150.0 million 2021 Revolving Credit Facility and the $50.0 million 2021 Term Loan. On May 11, 2022, the Company amended the Credit Facilities (the "First Amendment") to, among other things, add a new $75.0 million senior unsecured delayed draw term loan facility (the "2022 Term Loan" and, together with the 2021 Term Loan, the "Term Loans"), replace the LIBOR with the Secured Overnight Financing Rate ("SOFR") as the benchmark interest rate and allow for a decrease in the applicable margin by 0.02% if the Company achieves certain sustainability targets. The Credit Facilities include an accordion feature which will permit the Company to borrow up to an additional $150.0 million under the 2021 Revolving Credit Facility and up to an additional $35.0 million under the Term Loans (after exercise of the $40.0 million term loan accordion in December 2022), in each case subject to customary terms and conditions. The 2021 Revolving Credit Facility matures in January 2026, which may be extended for two six-month periods subject to customary conditions, the 2021 Term Loan matures in January 2027 and the 2022 Term Loan matures in February 2028. Borrowings under the Credit Facilities carry an interest rate of, (i) in the case of the 2021 Revolving Credit Facility, either a base rate plus a margin ranging from 0.5% to 1.0% per annum or Adjusted Term SOFR (as defined below) plus a margin ranging from 1.5% to 2.0% per annum, or (ii) in the case of the Term Loans, either a base rate plus a margin ranging from 0.45% to 0.95% per annum or Adjusted Term SOFR plus a margin ranging from 1.45% to 1.95% per annum, in each case depending on the Company's consolidated leverage ratio. With respect to the 2021 Revolving Credit Facility, the Company will pay, if the usage is equal to or less than 50%, an unused facility fee of 0.20% per annum, or if the usage is greater than 50%, an unused facility fee of 0.15% per annum, in each case on the average daily unused commitments under the 2021 Revolving Credit Facility. The Credit Facilities contain a number of customary financial and non-financial covenants.*

During the years ended December 31, 2022 and 2021, the Company incurred $0.3 million and $0.1 million, respectively, of unused facility fees related to its previous credit facility and the 2021 Revolving Credit Facility. As of December 31, 2022, the Company was in compliance with all of the Credit Facilities' debt covenants.

(2) *Based upon the one-month Adjusted Term SOFR, which is SOFR plus a term SOFR adjustment of 0.10% subject to a 0% floor (the "Adjusted Term SOFR").*

(3) *Five properties are collateralized under this loan as of December 31, 2022 and Mr. Spodek also provided a personal guarantee of payment for 50% of the outstanding amount thereunder. The loan has a fixed interest rate of 3.69% for the first five years with interest payments only (ending in October 2026), then adjusting every subsequent five year period thereafter*

Note 5. Debt (cont.)

    with principal and interest payments to the rate based on the five year weekly average yield on United States Treasury securities adjusted to a constant maturity of five years, as made available to the Board of Governors of the Federal Reserve System (the "Five-Year Treasury Rate"), plus a margin of 2.75%, with a minimum annual rate of 2.75%.

(4)   *The loan is collateralized by first mortgage liens on four properties and a personal guarantee of payment by Mr. Spodek. The loan has a fixed interest rate of 3.625% for the first five years (ending in August 2026), then adjusting annually thereafter to a variable annual rate of Wall Street Journal Prime Rate with a minimum annual rate of 3.625%.*

(5)   *The loan is collateralized by first mortgage liens on one property and a personal guarantee of payment by Mr. Spodek. The loan has a fixed interest rate of 3.69% for the first five years with interest payments only (ending in October 2026), then adjusting every subsequent five year period thereafter with principal and interest payments to the rate based on the Five-Year Treasury Rate, plus a margin of 2.75%, with a minimum annual rate of 2.75%.*

(6)   *In connection with the acquisition of a property, the Company obtained seller financing secured by the property in the amount of $0.4 million requiring five annual payments of principal and interest of $0.1 million with the first installment due on January 2, 2021 based on a 6.0% interest rate per annum through January 2, 2025.*

(7)   *The loan is secured by a first mortgage lien on an industrial property located in Warrendale, Pennsylvania. The loan has a fixed interest rate of 2.80% with interest-only payments for the first five years and fixed payments of principal and interest thereafter based on a 30-year amortization schedule.*

    The weighted average maturity date for the Company's indebtedness as of December 31, 2022 and 2021 was approximately 5.5 years and 6.5 years, respectively.

    Cash paid for interest during the years ended December 31, 2022 and 2021 was $5.1 million and $2.7 million, respectively.

    The scheduled principal repayments of indebtedness as of December 31, 2022 are as follows (in thousands):

Year Ending December 31,	Amount
2023	$ 106
2024	112
2025	118
2026	636
2027	50,776
Thereafter	146,345
Total	$ 198,093

Note 6. Derivatives and Hedging Activities

    The Company has five interest rate swaps with a total notional amount of $165.0 million that are used to manage its interest rate risk and fix the SOFR component on the Credit Facilities. Within the $165.0 million, $50.0 million of the swaps mature in January 2027 and fix the interest rate of the 2021 Term Loan at 2.291% as of December 31, 2022. An additional $50.0 million of the swaps mature in February 2028 and fix the first $50.0 million amount outstanding under the 2022 Term Loan at 4.237% as of December 31, 2022. An additional $25.0 million of the swaps mature in February 2028 and fix the additional $25.0 million amount outstanding under the 2022 Term Loan at 4.81% as of December 31, 2022. The remaining $40.0 million of the swaps mature in February 2028 and fix the remaining $40.0 million amount outstanding under the 2022 Term Loan at 4.952% as of December 31, 2022.

    The Company's objectives in using the interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company uses the interest rate swaps as part of its interest rate risk management strategy. The interest rate swaps are designated as cash flow hedges, with any gain or loss recorded in "Accumulated other comprehensive income" on the Consolidated Balance Sheets and subsequently reclassified into interest expense as interest payments are made on the Credit Facilities. During the next twelve months, the Company estimates that an additional $4.9 million will be reclassified from "Accumulated other comprehensive income" as a decrease to interest expense.

Note 6. Derivatives and Hedging Activities (cont.)

The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges.

The table below presents the effect of the Company's interest rate swap derivative instruments on the Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2022 and 2021 (in thousands).

	Years Ended December 31,	
Derivatives in Cash Flow Hedging Relationships (Interest Rate Swaps)	**2022**	**2021**
Amount of gain recognized on derivative in "Accumulated other comprehensive income"	$ 8,604	$ 809
Amount of gain (loss) reclassified from "Accumulated other comprehensive income" into interest expense	$ (355)	$ 151

Interest expense, net presented in the Consolidated Statements of Operations and Comprehensive Income, in which the effects of cash flow hedges are recorded, totaled $6.0 million and $3.7 million for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Company did not have any derivatives in a net liability position and did not post any collateral related to these agreements. If the Company had breached any of these provisions as of December 31, 2022, it could have been required to settle its obligations under the agreements at their termination value.

Note 7. Leases

Lessor Accounting

As of December 31, 2022, the Company's properties were leased primarily to the USPS, with leases expiring at various dates through May 31, 2031. Certain leases had expired and were in holdover status as of December 31, 2022 as discussed below. Certain leases contain renewal, termination and/or purchase options exercisable at the lessee's election. Therefore, such options are only recognized once they are deemed reasonably certain, typically at the time the option is exercised. All of the Company's leases are operating leases with the exception of two that are direct financing leases. The Company's operating leases and direct financing leases are described below.

Rental income related to the Company's leases is recognized on a straight-line basis over the remaining lease term. The Company's total revenue includes fixed base rental payments provided under the lease and variable payments which principally consist of tenant expense reimbursements for certain property operating expenses, including real estate taxes. The Company elected the practical expedient to account for its lease and non-lease components as a single combined operating lease component under Topic 842. As a result, rental income and tenant reimbursements were aggregated into a single line within rental income in the Consolidated Statements of Operations and Comprehensive Income.

The following table represents rental revenue that the Company recognized related to its operating leases (in thousands):

	Years Ended December 31,	
	2022	**2021**
Fixed payments	$ 43,808	$ 32,769
Variable payments	7,068	5,507
	$ 50,876	$ 38,276

Note 7. Leases (cont.)

Future minimum lease payments to be received as of December 31, 2022 under non-cancellable operating leases for the next five years and thereafter are as follows (in thousands):(1)

Year Ending December 31,	Amount
2023[2]	$ 41,181
2024	36,545
2025	30,777
2026	22,732
2027	12,452
Thereafter	14,091
Total	$ 157,778

Explanatory Notes:

(1) *The above minimum lease payments to be received do not include reimbursements from tenants for real estate taxes and other reimbursed expenses.*

(2) *As of December 31, 2022, the leases at 81 of the Company's properties were expired, and the USPS was occupying such properties as a holdover tenant. As such, the above minimum lease payments to be received do not include payments under these holdover leases. Holdover rent is typically paid as the greater of estimated market rent or the rent amount due under the expired lease.*

Purchase Option Provisions

As of December 31, 2022, operating leases for 60 of the Company's properties provided the USPS with the option to purchase the underlying property either at fair market value or at fixed prices, in each case as of dates set forth in the lease agreement. As of December 31, 2022, 57 of these properties acquired for an aggregate purchase price of approximately $44.8 million had an aggregate purchase option price of approximately $53.5 million and the remaining three properties acquired for an aggregate purchase price of approximately $2.6 million had purchase options exercisable at fair market value.

Investment in Financing Leases, Net

As of December 31, 2022, financing leases for two of the Company's properties provide the USPS with the option to purchase the underlying property at fixed prices as of dates set forth in the lease agreement. The components of the Company's net investment in financing leases as of December 31, 2022 and 2021 are summarized in the table below (in thousands):

	As of December 31,	
	2022	**2021**
Total minimum lease payment receivable	$ 33,215	$ 34,352
Less: unearned income	(17,085)	(18,139)
Investment in financing leases, net	$ 16,130	$ 16,213

Revenue earned under direct financing leases for the years ended December 31, 2022 and 2021 were $1.1 million and $0.2 million, respectively, which is recorded in "Fee and other" in the Consolidated Statements of Operations and Comprehensive Income.

Note 7. Leases (cont.)

Future lease payments to be received under the Company's direct financing leases as of December 31, 2022 for the next five years and thereafter are as follows (in thousands):

Year Ending December 31,	Amount
2023	$ 1,137
2024	1,137
2025	1,137
2026	1,137
2027	1,137
Thereafter	27,530
Total	$ 33,215

Lessee Accounting

As a lessee, the Company has ground and office leases which were classified as operating leases. On January 1, 2021 the Company adopted Topic 842 and recognized ROU assets of $1.2 million and lease liabilities of $1.2 million.

As of December 31, 2022, these leases had remaining terms, including renewal options, of one to 56 years and a weighted average remaining lease term of 22.6 years. Operating ROU assets and lease liabilities are included in "Prepaid expenses and other assets, net" and "Accounts payable, accrued expense and other" on the Consolidated Balance Sheets as follows (in thousands):

	As of December 31, 2022
ROU asset – operating leases	$ 1,010
Lease liability – operating leases	$ 1,014

The difference between the recorded ROU assets and lease liabilities is mainly due to the reclassification of the below market ground lease intangible asset which was included within the ROU assets recognized upon transition.

Operating lease assets and liabilities are measured at the commencement date based on the present value of future lease payments. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate ranging from 4.25% to 6.37% based on the yield of its current borrowings in determining its lease liabilities.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option.

Operating lease expense for each of the twelve months ended December 31, 2022 and 2021 was $0.2 million.

Note 7. Leases (cont.)

Future minimum lease payments to be paid by the Company as a lessee for operating leases as of December 31, 2022 for the next five years and thereafter are as follows (in thousands):

2023	$	245
2024		121
2025		46
2026		43
2027		43
Thereafter		1,388
Total future minimum lease payments	$	1,886
Interest discount		(872)
Total	$	1,014

Note 8. Income Taxes

TRS

In connection with the IPO, the Company and REAC jointly elected to treat REAC as a TRS. REAC performs management services, including for properties the Company does not own, and advisory services to third-party owners of postal properties. REAC generates income, resulting in federal and state corporate income tax liability for REAC. For the years ended December 31, 2022 and 2021, income tax benefit and income tax expense related to REAC was $3,670 and $0.1 million, respectively.

Other

As of December 31, 2022 and 2021, the Company's consolidated balance sheets reflect a liability for unrecognized tax benefits in the amounts of $0.02 million and $0.2 million, respectively, primarily related to the utilization of certain loss carryforwards by United Postal Holdings, Inc. ("UPH") through May 16, 2019. For the years ended December 31, 2022 and 2021, the Company has accrued interest and penalties of $0.01 million and $0.04 million, respectively. These balances are included in the Consolidated Balance Sheets in "Accounts payable, accrued expenses and other liabilities". As of December 31, 2022, the Company estimates that unrecognized tax benefits may decrease by approximately $0.02 million within twelve months of the balance sheet date due to expiring statutes of limitation. In connection with the IPO, the Company recorded an indemnification asset for the unrecognized tax benefits due to an agreement from the indirect sole shareholder of UPH to reimburse the Company for such benefits. Accordingly, the Company's unrecognized tax benefits, if recognized, would result in a decrease to the indemnification asset and have no impact on the effective tax rate. During the years ended December 31, 2022 and 2021, the Company reversed $0.2 million and $0.2 million, respectively, of unrecognized tax benefits inclusive of interest and penalties due to the expiration of statute of limitations, with an offsetting adjustment to the indemnification asset.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	For the Years Ended December 31,			
		2022		**2021**
Gross unrecognized tax benefits, beginning of year	$	188	$	364
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		(165)		(176)
Total	$	23	$	188

Note 8. Income Taxes (cont.)

The Company and REAC are subject to examinations by federal and state and local tax authorities beginning with the short tax year ended December 31, 2019. UPH was subject to examinations by federal tax authorities for tax years 2018 through 2019.

Cash paid for taxes for each of the years ended December 31, 2022 and 2021 was $0.1 million and $0.1 million, respectively.

Note 9. Related Party Transactions

Management Fee Income

REAC recognized management fee income of $1.2 million and $1.3 million for the years ended December 31, 2022 and 2021, respectively, from various parties which were affiliated with the Company's CEO. These amounts are included in "Fee and other" in the Consolidated Statements of Operations and Comprehensive Income. Accrued management fees receivable of $0.3 million and $0.3 million as of December 31, 2022 and 2021, respectively, are included in "Rents and other receivables" on the Consolidated Balance Sheets.

Related Party Lease

On May 17, 2019, the Company entered into a lease for office space in Cedarhurst, New York with an entity affiliated with the Company's CEO (the "Office Lease"). Pursuant to the Office Lease, the monthly rent is subject to escalations. The term of the Office Lease is five years commencing on May 17, 2019 and will expire on May 16, 2024. Rental expenses associated with the Office Lease for the years ended December 31, 2022 and 2021 were $0.2 million and $0.2 million, respectively, and was recorded in "General and administrative expenses" in the Consolidated Statements of Operations and Comprehensive Income. The Company determined this Office Lease was an operating lease. For further details, see Note 7. Leases.

Guarantees

As disclosed above in Note 5. Debt, Mr. Spodek personally guaranteed a portion of or the entire amount outstanding under the Company's loans with First Oklahoma Bank and Vision Bank, totaling $1.9 million and $1.9 million as of December 31, 2022 and December 31, 2021, respectively. As a guarantor, Mr. Spodek's interests with respect to the amount of debt he is guaranteeing (and the terms of any repayment or default) may not align with the Company's interests and could result in a conflict of interest.

Share Purchase

On November 16, 2021, Mr. Spodek acquired 58,823 shares of the Company's Class A common stock at a price of $17.00 per share as a part of the Company's public offering of Class A common stock in November 2021.

Note 10. Earnings Per Share

EPS is calculated by dividing net income attributable to common stockholders by the weighted average number of shares outstanding for the period.

The following table presents a reconciliation of income from operations used in the basic and diluted EPS calculations (dollars in thousands, except share and per share data).

	For the Years Ended December 31,	
	2022	**2021**
Numerator for earnings per share – basic and diluted:		
Net income attributable to common stockholders	$ 3,854	$ 2,055
Less: Income attributable to participating securities	(997)	(658)
Numerator for earnings per share – basic and diluted	$ 2,857	$ 1,397
Denominator for earnings per share – basic and diluted[(1)]	18,545,494	13,689,251
Basic and diluted earnings per share	$ 0.15	$ 0.10

Explanatory Note:

(1) *Diluted EPS reflects the potential dilution of the conversion of obligations and the assumed exercises of securities including the effects of restricted shares and RSUs issued under the Company's 2019 Equity Incentive Plan (the "Plan") (See Note 11. Stockholder's Equity). The effect of such shares and RSUs would not be dilutive and were not included in the computation of weighted average number of shares outstanding for the periods presented in the table above. OP Units and LTIP Units are redeemable for cash or, at the Company's option, shares of Class A common stock on an one-for-one basis. The income allocable to such OP Units and LTIP Units is allocated on this same basis and reflected as non-controlling interests in these Consolidated Financial Statements. As such, the assumed conversion of these OP Units and LTIP Units would have no net impact on the determination of diluted EPS.*

Note 11. Stockholder's Equity

ATM Programs

On December 14, 2020, the Company entered into separate open market sale agreements for its at-the-market offering program (the "2020 ATM Program"), pursuant to which the Company may offer and sell, from time to time, shares of its Class A common stock having an aggregate sales price of up to $50.0 million. On November 4, 2022, the Company terminated the 2020 ATM Program and entered into separate open market sale agreements with each of Jefferies LLC, BMO Capital Markets Corp., Janney Montgomery Scott LLC, Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc., as agents (the "2022 ATM Program"), pursuant to which the Company may offer and sell, from time to time, shares of its Class A common stock having an aggregate sales price of up to $50.0 million. The agreements also provide that the Company may enter into one or more forward sale agreements under separate master forward confirmations and related supplemental confirmations with affiliates of certain agents.

The following table summarizes the activity under the 2020 ATM Program and the 2022 ATM Program for the periods presented (dollars and shares issued in thousands, except per share amounts). During the year ended December 31, 2022, 751,382 shares were issued under the 2020 ATM Program and the 2022 ATM Program. As of December 31, 2022, the Company had approximately $41.9 million remaining that may be issued under the 2022 ATM Program.

	Years Ended December 31,	
	2022	**2021**
Shares issued	751	345
Gross proceeds	$ 11,869	$ 6,894
Fees and issuance costs	530	432
Net proceeds	$ 11,339	$ 6,462
Average gross sales price per share	$ 15.80	$ 20.00

Note 11. Stockholder's Equity (cont.)

Dividends

During the year ended December 31, 2022, the Company's Board of Directors approved and the Company declared and paid dividends of $21.6 million to Class A common stockholders, Voting Equivalency stockholders, OP unitholders and LTIP unitholders, or $0.925 per share or unit, as shown in the table below.

Declaration Date	Record Date	Date Paid	Amount Per Share or Unit
February 1, 2022	February 15, 2022	February 28, 2022	$ 0.2275
April 28, 2022	May 13, 2022	May 27, 2022	$ 0.2300
July 27, 2022	August 8, 2022	August 26, 2022	$ 0.2325
October 26, 2022	November 7, 2022	November 28, 2022	$ 0.2350

During the year ended December 31, 2021, the Company's Board of Directors approved and the Company declared and paid dividends of $15.0 million to Class A common stockholders, Voting Equivalency stockholders, OP unitholders and LTIP unitholders, or $0.885 per share or unit, as shown in the table below.

Declaration Date	Record Date	Date Paid	Amount Per Share or Unit
January 29, 2021	February 12, 2021	February 26, 2021	$ 0.2175
April 30, 2021	May 14, 2021	May 28, 2021	$ 0.2200
July 27, 2021	August 13, 2021	August 27, 2021	$ 0.2225
November 4, 2021	November 15, 2021	November 30, 2021	$ 0.2250

Non-controlling Interests

Non-controlling interests in the Company represent OP Units held by the Company's prior investors and certain sellers of properties to the Company and LTIP Units primarily issued to the Company's CEO and the Board of Directors in connection with the IPO and/or in lieu of their cash compensation. During the year ended December 31, 2022, the Company issued 118,389 LTIP Units in January 2022 to the Company's CEO for his 2021 incentive bonus, his election to defer 100% of his 2022 annual salary and for long term incentive compensation, issued 38,174 LTIP Units in June 2022 to the Board of Directors for their annual retainers as compensation for their services as directors and issued 5,040 LTIP Units in July 2022 to a consultant under the consultancy agreement with the Company. In addition, during the years ended December 31, 2022 and 2021, the Company issued 661,398 and 831,426 OP Units, respectively, to certain contributors in connection with portfolio acquisitions (for further details, see Note 3. Real Estate Acquisitions) and a business acquisition (for further details, see Note 13. Business Acquisitions).

As of December 31, 2022 and December 31, 2021, non-controlling interests consisted of 4,133,619 OP Units and 536,868 LTIP Units and 3,472,221 OP Units and 375,265 LTIP Units, respectively. This represented approximately 19.2% and 17.1% of the outstanding Operating Partnership units as of December 31, 2022 and 2021, respectively. OP Units and shares of Class A common stock generally have the same economic characteristics, as they share equally in the total net income or loss and distributions of the Operating Partnership. Beginning on or after the date which is 12 months after the later of (i) the completion of the IPO or (ii) the date on which a person first became a holder of common units, each limited partner and assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement to require the Operating Partnership to redeem all or a portion of the OP Units held by such limited partner or assignee in exchange for cash, or at the Company's sole discretion, shares of the Class A common stock, on an one-for-one basis determined in accordance with and subject to adjustment under the partnership agreement.

The Operating Partnership unitholders are entitled to share in cash distributions from the Operating Partnership in proportion to their percentage ownership of OP Units.

Note 11. Stockholder's Equity (cont.)

Restricted Stock and Other Awards

Pursuant to the Company's 2019 Equity Incentive Plan (the "Equity Incentive Plan" or the "Plan"), the Company may grant equity incentive awards to its directors, officers, employees and consultants. As of December 31, 2022, the remaining shares available under the Plan for future issuance was 1,198,736. The Plan provides for grants of stock options, stock awards, stock appreciation rights, performance units, incentive awards, other equity-based awards (including LTIP Units) and dividend equivalents in connection with the grant of performance units and other equity-based awards.

The following table presents a summary of the Company's outstanding restricted shares of Class A common stock, LTIP Units and RSUs. The balance as of December 31, 2022 represents unvested restricted shares of Class A common stock and LTIP Units and RSUs that are outstanding, whether vested or not:

	Restricted Shares[1][2]	LTIP Units[3]	RSUs[4]	Total Shares	Weighted Average Grant Date Fair Value
Outstanding, as of January 1, 2022	302,552	375,265	128,753	806,570	$ 15.71
Granted	227,814	161,603	100,747	490,164	$ 16.88
Vesting of restricted shares[5].	(80,141)	—	—	(80,141)	$ 16.59
Forfeited	(1,149)	—	—	(1,149)	$ 17.49
Outstanding, as of December 31, 2022 . . .	**449,076**	**536,868**	**229,500**	**1,215,444**	**$ 16.12**

Explanatory Notes:

(1)   *Represents restricted shares awards included in Class A common stock.*

(2)   *The time-based restricted share awards granted to the Company's officers and employees typically vest in three annual installments or cliff vest at the end of three years or eight years. The time-based restricted share awards granted to the Company's independent directors vest over three years.*

(3)   *Includes 118,389 LTIP Units to the Company's CEO that vest over eight years, 38,174 LTIP Units to the Company's independent directors that vest over three years or cliff vest at the end of three years and 5,040 LTIP Units granted to a consultant under the consultancy agreement with the Company that vested on December 31, 2022.*

(4)   *Includes 47,005 RSUs granted to certain officers and employees of the Company during the year ended December 31, 2022 subject to the achievement of a service condition and a market condition. Such RSUs are market-based awards and are subject to the achievement of hurdles relating to the Company's absolute total stockholder return and continued employment with the Company over the approximately three-year period from the grant date through December 31, 2024. The number of market-based RSUs is based on the number of shares issuable upon achievement of the market-based metric at target. Also, includes 40,963 time-based RSUs issued for 2021 incentive bonuses to certain employees that vested fully on January 31, 2022, the date of grant, and 12,780 time-based RSUs granted to certain employees for their election to defer 2022 salary that vested on December 31, 2022. RSUs reflect the right to receive shares of Class A common stock, subject to the applicable vesting criteria.*

(5)   *Includes 52,412 of restricted shares that vested and 27,729 shares of restricted shares that were withheld to satisfy minimum statutory withholding requirements.*

In January 2023, the Company issued 123,197 LTIP Units to the Company's CEO for his 2022 incentive bonus and his election to defer 100% of his 2023 annual salary, 75,489 LTIP Units to the Company's president for his 2022 incentive bonus and his election to defer 50% of his 2023 annual salary and 45,698 LTIP Units to the Company's Chief Financial Officer for his 2022 incentive bonus. LTIP Units issued to the Company's CEO, president and Chief Financial Officer in lieu of cash compensation will cliff vest on the eighth anniversary of February 1, 2023.

In addition, in January 2023, the Company issued 45,767 restricted shares of Class A common stock for annual grants to employees and consultants and 47,455 RSUs, 22,205 LTIP units and 44,650 restricted shares of Class A common stock to other employees for their 2022 incentive bonus and election by certain employees to defer a portion of their 2023 annual salaries. RSUs reflect the right to receive shares of Class A common stock. RSUs and certain LTIP Units issued to employees for 2022 incentive bonuses vested fully on the date of grant. RSUs and certain

Note 11. Stockholder's Equity (cont.)

LTIP Units issued to employees in lieu of deferral of 2023 annual salary will cliff vest on December 31, 2023. Certain restricted shares of Class A common stock issued to employees and consultants will vest in three equal, annual installments on each of the first three anniversaries of February 1, 2023, while other restricted shares of Class A common stock and LTIP Units issued to employees in lieu of cash compensation will cliff vest on the third, fifth or eighth anniversary of February 1, 2023. The Company also issued 4,626 restricted shares of Class A common stock in February 2023 to certain employees and consultants for work anniversaries, which shares vested fully on the date of grant, and 3,304 LTIP Units in January 2023 to a consultant under the consultancy agreement with the Company.

In January 2023, the Company also issued an aggregate of 34,755 LTIP Units, 28,757 of restricted shares of Class A common stock and 63,512 RSUs to certain officers of the Company. The LTIP Units and restricted shares of Class A common stock will vest in three equal, annual installments over the approximately three-year period ending February 1, 2026, subject to continued employment with the Company. The RSUs are market-based awards and are subject to the achievement of performance-based hurdles relating to the Company's absolute and relative total stockholder return goals and continued employment with the Company over the approximately three-year period from the grant date through December 31, 2025. Such RSU recipients may earn up to 200% of the RSUs that were issued. Upon vesting pursuant to the terms of the RSUs, the RSUs that vest will be settled in shares of Class A common stock and the recipients will be entitled to receive the distributions that would have been paid with respect to a share of Class A common stock (for each share that vests) on or after the date the RSUs were initially granted.

During the year ended December 31, 2020, the Company issued 38,672 RSUs (the "2020 Performance-Based Awards") to certain employees that were market-based awards and subject to the achievement of performance-based hurdles relating to the Company's absolute total stockholder return goals and continued employment with the Company over the approximately three-year performance period ended December 31, 2022. In January 2023, the Company's Corporate Governance and Compensation Committee of the Board of Directors determined that the Company's total stockholder return for such three-year performance period exceeded the threshold performance hurdles for the 2020 Performance-Based Awards and, as a result, approved the payout of (i) 27,456 RSUs for such awards, which were settled using the Company's shares of Class A common stock, and (ii) their cash dividends for the three-year performance period.

During the year ended December 31, 2022, the Company recognized compensation expense of $4.3 million and $0.4 million in "General and administrative expenses" and "Property operating expenses" in the Consolidated Statements of Operations and Comprehensive Income, respectively, related to all awards. During the year ended December 31, 2021, the Company recognized compensation expense of $3.4 million and $0.2 million in "General and administrative expenses" and "Property operating expenses" in the Consolidated Statements of Operations and Comprehensive Income, respectively.

The fair value of restricted shares that vested during the years ended December 31, 2022 and 2021 was $1.2 million and $1.6 million, respectively. The weighted average grant date fair value for awards issued in 2022 and 2021 was $16.88 and $16.31, respectively. As of December 31, 2022, there was $11.7 million of total unrecognized compensation cost related to unvested awards, which is expected to be recognized over a weighted average period of 5.2 years.

Employee Stock Purchase Plan

In connection with the IPO, the Company established the Postal Realty Trust, Inc. 2019 Qualified Employee Stock Purchase Plan ("ESPP"), which allows the Company's employees to purchase shares of the Company's Class A common stock at a discount. A total of 100,000 shares of Class A common stock was reserved for sale and authorized for issuance under the ESPP. The Code permits the Company to provide up to a 15% discount on the lesser of the fair market value of such shares of Class A common stock at the beginning of the offering period and the close of the offering period. As of December 31, 2022 and 2021, 29,710 and 16,293 shares have been issued under the ESPP since commencement, respectively. During the years ended December 31, 2022 and 2021, the Company recognized compensation expense of $0.03 million and $0.02 million, respectively, related to ESPP.

POSTAL REALTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Commitments and Contingencies

As of December 31, 2022, the Company was not involved in any litigation nor, to its knowledge, is any litigation threatened against the Company that, in management's opinion, would result in any material adverse effect on the Company's financial position and results of operations, or which is not covered by insurance.

In the ordinary course of the Company's business, the Company enters into non-binding (except with regard to exclusivity and confidentiality) letters of intent indicating a willingness to negotiate for acquisitions. There can be no assurance that definitive contracts will be entered into with respect to any matter covered by letters of intent, that the Company will close the transactions contemplated by such contracts on time, or that the Company will consummate any transaction contemplated by any definitive contract.

Note 13. Business Acquisition

On March 4, 2022, the Company acquired a postal real estate consulting business and its employees through the issuance of 79,794 OP Units and $0.2 million in cash for an aggregate purchase price of approximately $1.7 million to complement the Company's core business of acquiring, managing, servicing and being a consolidator of postal properties.

In connection with the acquisition, the Company recorded an intangible asset related to the customer relationships and trade name of approximately $0.2 million in "Prepaid expenses and other assets, net" on the Consolidated Balance Sheets, which is being amortized over the estimated useful life of four years, and goodwill of approximately $1.5 million. The goodwill recorded is deductible for income tax purposes. All assets acquired in connection with the business acquisition were assigned to the Company's single reportable segment. The results of operations of this acquired business have been included in the Consolidated financial Statements since the acquisition date. For the year ended December 31, 2022, the Company recorded revenue of $0.03 million and net loss of $0.09 million in connection with the acquired business. Pro forma information has not been presented for this business acquisition because such information is not material to the financial statements.

Note 14. Subsequent Events

In addition to the subsequent events discussed elsewhere in the notes to the Consolidated financial Statements, the following events occurred subsequent to December 31, 2022:

The Company's Board of Directors approved, and on February 1, 2023, the Company declared a fourth quarter common stock dividend of $0.2375 per share, which was paid on February 28, 2023 to stockholders of record as of February 15, 2023.

As of March 7, 2023, the Company had $182.0 million drawn on the Credit Facilities, with $50.0 million drawn on the 2021 Term Loan, $115.0 million drawn on the 2022 Term Loan and $17.0 million drawn on the 2021 Revolving Credit Facility.

As of March 7, 2023 and during the period subsequent to December 31, 2022, the Company closed on the acquisitions of 24 properties for approximately $12.7 million, excluding closing costs.

As of March 7, 2023 and during the period subsequent to December 31, 2022, the Company had entered into definitive agreements to acquire nine properties for approximately $1.8 million. The majority of these transactions are anticipated to close during the second and third quarters of 2023, subject to the satisfaction of customary closing conditions. However, the Company can provide no assurances that the properties will be consummated on the terms of timeframe described herein, or at all.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the rules and regulations of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have carried out an evaluation, under the supervision and with the participation of management, including our Principal Executive Officer and Principal Financial Officer, regarding the effectiveness of our disclosure controls and procedures as of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, our Principal Executive Officer and Principal Financial Officer have concluded, as of December 31, 2022, that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act (i) is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management, including our Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the original framework in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated by reference to our definitive Proxy Statement for our 2023 annual stockholders' meeting.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement for our 2023 annual stockholders' meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference to our definitive Proxy Statement for our 2023 annual stockholders' meeting.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement for our 2023 annual stockholders' meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement for our 2023 annual stockholders' meeting.

PART IV

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements

Our consolidated financial statements and notes thereto, together with the Reports of Independent Registered Public Accounting Firm are included in Item 8 of this Annual Report on Form 10-K commencing on page F-1.

(2) Financial Statement Schedules

Our financial statement schedule is included in Part IV of this Annual Report on Form 10-K.

(3) Exhibits

A list of exhibits to this Annual Report on Form 10-K is set forth on the Index to Exhibits commencing on page 53 and is incorporated herein by reference.

Postal Realty Trust, Inc.
Schedule III — Real Estate and Accumulated Depreciation
As of December 31, 2022

State/Territory	Number of Properties[1]	Encumbrances	Initial Cost to Company Land	Initial Cost to Company Buildings & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period[2] Land	Gross Amount Carried at Close of Period[2] Buildings & Improvements	Gross Amount Carried at Close of Period[2] Total	Accumulated Depreciation	Date Acquired	Depreciable Life (Yrs)[3]
Alabama	23	—	2,800	16,793	127	2,800	16,920	19,720	808	2013-2022	40
Alaska	1	—	15	51	—	15	51	66	9	2018	40
Arizona	9	—	1,354	5,151	—	1,354	5,151	6,505	58	2021-2022	40
Arkansas	28	—	1,462	5,258	—	1,462	5,258	6,720	791	2013-2022	40
California	21	—	10,210	14,471	324	10,210	14,795	25,005	765	2019-2022	40
Colorado	20	—	1,515	11,144	60	1,515	11,204	12,719	875	2019-2022	40
Connecticut	8	—	1,166	5,245	17	1,166	5,262	6,428	338	2013-2022	40
Delaware	2	—	297	600	—	297	600	897	36	2020-2022	40
Florida	22	—	5,027	10,900	73	5,027	10,969	15,996	590	2013-2022	40
Georgia	28	—	1,313	6,410	115	1,313	6,525	7,838	446	2013-2022	40
Hawaii	1	—	1,810	1,447	168	1,810	1,615	3,425	66	2021	40
Idaho	11	—	79	1,146	—	79	1,146	1,225	268	2013-2022	40
Illinois	62	—	1,210	7,681	169	1,210	7,850	9,060	613	2013-2022	40
Indiana	28	—	1,070	7,810	177	1,070	7,987	9,057	491	2019-2022	40
Iowa	33	—	869	6,433	169	869	6,602	7,471	434	2013-2022	40
Kansas	30	—	1,101	9,977	393	1,101	10,274	11,375	668	2013-2022	40
Kentucky	23	—	783	3,728	7	783	3,735	4,518	219	2013-2022	40
Louisiana	32	—	2,109	8,380	140	2,109	8,493	10,602	869	2013-2022	40
Maine	43	—	1,488	4,332	349	1,488	4,681	6,169	445	2013-2022	40
Maryland	8	—	852	1,632	22	852	1,654	2,506	141	2013-2022	40
Massachusetts	17	—	2,702	9,018	84	2,702	9,102	11,804	1,974	2007-2022	40
Michigan	55	—	3,256	11,725	463	3,256	12,118	15,374	1,017	2011-2022	40
Minnesota	53	333	917	8,491	75	917	8,513	9,430	608	2013-2022	40
Mississippi	18	—	948	4,247	144	948	4,391	5,339	477	2013-2022	40
Missouri	37	—	1,287	6,847	214	1,287	7,052	8,339	565	2013-2022	40
Montana	13	—	435	3,359	94	435	3,453	3,888	290	2013-2022	40
Nebraska	23	—	178	2,730	49	178	2,779	2,957	157	2013-2022	40
Nevada	4	—	485	2,314	—	485	2,314	2,799	112	2013-2021	40
New Hampshire	8	—	519	1,231	8	519	1,239	1,758	85	2019-2022	40
New Jersey	5	—	319	1,536	16	319	1,552	1,871	61	2019-2022	40
New Mexico	5	—	373	812	—	373	812	1,185	62	2019-2022	40

Postal Realty Trust, Inc.
Schedule III — Real Estate and Accumulated Depreciation
As of December 31, 2022 — (Continued)

State/Territory	Number of Properties[1]	Encumbrances	Initial Cost to Company Land	Initial Cost to Company Buildings & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period[2] Land	Gross Amount Carried at Close of Period[2] Buildings & Improvements	Gross Amount Carried at Close of Period[2] Total	Accumulated Depreciation	Date Acquired	Depreciable Life (Yrs)[3]
New York	49	—	4,633	16,057	308	4,633	16,365	20,998	728	2019-2022	40
North Carolina	54	—	5,979	17,154	113	5,979	17,267	23,246	1,245	2013-2022	40
North Dakota	21	—	225	2,170	4	225	2,174	2,399	218	2013-2022	40
Ohio	32	844	2,957	11,768	213	2,957	11,961	14,918	1,024	2006-2022	40
Oklahoma	47	—	1,464	7,146	209	1,464	7,242	8,706	1,197	2013-2022	40
Oregon	3	—	581	1,386	27	581	1,413	1,994	66	2020-2022	40
Pennsylvania	87	31,634	8,531	63,242	524	8,531	63,744	72,275	5,075	2005-2022	40
Puerto Rico	1	—	99	349	—	99	349	448	9	2022	40
South Carolina	22	282	1,590	4,766	1,101	1,590	5,862	7,452	306	2019-2022	40
South Dakota	20	—	337	2,165	31	337	2,196	2,533	217	2013-2022	40
Tennessee	24	—	2,740	9,332	38	2,740	9,370	12,110	756	2013-2022	40
Texas	86	—	4,868	20,431	390	4,868	20,818	25,686	2,758	2005-2022	40
Utah	2	—	97	880	—	97	880	977	68	2020-2022	40
Vermont	18	—	1,138	3,976	18	1,138	3,994	5,132	197	2019-2022	40
Virginia	24	—	2,810	10,767	56	2,810	10,823	13,633	446	2019-2022	40
Washington	7	—	456	1,341	—	456	1,341	1,797	138	2013-2022	40
West Virginia	34	—	927	6,390	204	927	6,594	7,521	258	2019-2022	40
Wisconsin	77	—	2,513	16,292	390	2,513	16,673	19,186	2,139	2005-2022	40
Wyoming	5	—	126	1,808	—	126	1,808	1,934	74	2013-2022	40
	1,284	$ 33,093	$ 90,020	$ 378,319	$ 7,083	$ 90,020	$ 384,971	$ 474,991	$ 31,257		

Explanatory Notes:

(1) Excludes two properties accounted for as direct financing leases.
(2) The aggregate cost for Federal Income Tax purposes was approximately $498.6 million as of December 31, 2022.
(3) Estimated useful life for buildings.

51

The following table reconciles real estate for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,			
	2022		**2021**	
Beginning Balance	$	348,365	$	247,072
Acquisitions		123,719		99,006
Capital Improvements		3,251		2,492
Write-offs		(322)		(37)
Other		(22)		(168)
Ending Balance	$	474,991	$	348,365

Explanatory Note:
(1) *Other includes reclassification adjustments.*

The following table reconciles accumulated depreciation for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,			
	2022		**2021**	
Beginning Balance	$	(20,884)	$	(13,215)
Depreciation expense		(10,695)		(7,706)
Write-offs		322		37
Ending Balance	$	(31,257)	$	(20,884)

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of the Company, dated as of May 15, 2019 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).
3.2	Amended and Restated Bylaws of the Company, effective as of May 15, 2019 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).
4.1	Form of Certificate of Class A Common Stock of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11/A filed on May 7, 2019).
4.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 2020).
10.1	First Amended and Restated Agreement of Limited Partnership of the Postal Realty LP, dated May 16, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).
10.2	Postal Realty Trust, Inc. Amended and Restated Alignment of Interest Program (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 29, 2020).†
10.3	Representation, Warranty and Indemnity Agreement, dated as of May 14, 2019, by and among the Company, Postal Realty LP and Andrew Spodek (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.4	Tax Indemnification Agreement, dated as of May 14, 2019, by and among the Company, United Properties Holding, Inc., United Post Office Investments, Inc. and Andrew Spodek (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.5	Form of Right of First Offer Agreement (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-11/A filed on May 7, 2019).†
10.6	Tax Protection Agreement, dated as of May 14, 2019, by and among the Company, Postal Realty LP, Andrew Spodek, Tayaka Holdings, LLC and IDJ Holdings, LLC (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.7	Tax Protection Agreement, dated as of May 14, 2019, by and among the Company, Postal Realty LP and Nationwide Postal Management Holdings, Inc. (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.8	Tax Protection Agreement, dated as of May 14, 2019, by and among the Company, Postal Realty LP and Unlimited Postal Holdings LP (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.9	Form of Third Party Management Agreement (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-11/A filed on May 7, 2019).
10.10	Indemnification Agreement, dated as of May 17, 2019, by and between the Company and Patrick Donahue (incorporated by reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.11	Indemnification Agreement, dated as of May 17, 2019, by and between the Company and Anton Feingold (incorporated by reference to Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.12	Indemnification Agreement, dated as of May 17, 2019, by and between the Company and Jeremy Garber (incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.13	Indemnification Agreement, dated as of May 17, 2019, by and between the Company and Jane Gural-Senders (incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.14	Indemnification Agreement, dated as of May 17, 2019, by and between the Company and Barry Lefkowitz (incorporated by reference to Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.15	Indemnification Agreement, dated as of May 17, 2019, by and between the Company and Andrew Spodek (incorporated by reference to Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†

Exhibit Number	Description
10.16	Indemnification Agreement, dated as of January 1, 2021, by and between the Company and Robert B. Klein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 13, 2021).†
10.17	Indemnification Agreement, dated as of May 17, 2019, by and between the Company and Matt Brandwein (incorporated by reference to Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.18	Employment Agreement, dated June 26, 2019, by and between the Company and Andrew Spodek (incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.19	Employment Agreement, dated June 26, 2019, by and between the Company and Jeremy Garber (incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-Q filed on June 27, 2019).†
10.20	Employment Agreement, dated December 30, 2020, by and between the Company and Robert B. Klein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 4, 2021).†
10.21	2019 Equity Incentive Plan of the Company (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-11/A filed on May 7, 2019).†
10.22	Amendment No. 1 to the Postal Realty Trust, Inc. 2019 Equity Incentive Plan, effective as of June 26, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 1, 2020).†
10.23	Amendment No. 2 to the Postal Realty Trust, Inc. 2019 Equity Incentive Plan, effective as of June 18, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 21, 2021).†
10.24	Form of 2019 Equity Incentive Plan Stock Award Agreement and Notice (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-11/A filed on May 7, 2019).†
10.25	Form of 2019 Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-11/A filed on May 7, 2019).†
10.26	Form of LTIP Unit Vesting Agreement (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-11/A filed on May 7, 2019).†
10.27	Credit Agreement, dated August 9, 2021, by and among Postal Realty LP, the Company, the certain subsidiaries from time to time party thereto as guarantors, and Bank of Montreal, as administrative agent, and the several banks and financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 10, 2021).
10.28	First Amendment to Credit Agreement, dated May 11, 2022, by and among Postal Realty LP, the Company, the certain subsidiaries from time to time party thereto as guarantors, and Bank of Montreal, as administrative agent, and the several banks and financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 11, 2022).
10.29	Open-End Mortgage, Security Agreement, Fixture Filing, Financing Statement and Assignment of Leases and Rents, dated as of December 18, 2020, by and among Thorn Hill Postal Realty Holdings LLC, The United States Life Insurance Company in the City of New York and National Union Fire Insurance Company of Pittsburgh, PA (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2020).
10.30	Promissory Note (USLIC), dated December 18, 2020, made by Thorn Hill Postal Realty Holdings LLC to The United States Life Insurance Company in the City of New York (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 21, 2020).
10.31	Promissory Note (USLIC – Fortitude), dated December 18, 2020, made by Thorn Hill Postal Realty Holdings LLC to The United States Life Insurance Company in the City of New York (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 21, 2020).
10.32	Promissory Note (NUFIC), dated December 18, 2020, made by Thorn Hill Postal Realty Holdings LLC to National Union Fire Insurance Company of Pittsburgh, PA (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 21, 2020).
10.33	Suretyship Agreement, dated December 18, 2020, in favor of The United States Life Insurance Company in the City of New York and National Union Fire Insurance Company of Pittsburgh, PA (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on December 21, 2020).

Exhibit Number	Description
21.1	Subsidiaries of the Company.*
23.1	Consent of BDO USA, LLP.*
31.1	Certification of Annual Report by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Annual Report by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Chief Executive Officer furnished pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	INSTANCE DOCUMENT**
101.SCH	SCHEMA DOCUMENT**
101.CAL	CALCULATION LINKBASE DOCUMENT**
101.LAB	LABELS LINKBASE DOCUMENT**
101.PRE	PRESENTATION LINKBASE DOCUMENT**
101.DEF	DEFINITION LINKBASE DOCUMENT**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*　Filed herewith

†　Compensatory plan or arrangement

**　Submitted electronically herewith. Attached as Exhibit 101 to this report are the following documents formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Changes in Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

ITEM 16.　FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSTAL REALTY TRUST, INC.

Date: March 7, 2023   By: /s/ Andrew Spodek

Andrew Spodek
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Andrew Spodek Andrew Spodek	Chief Executive Officer and Director (Principal Executive Officer)	March 7, 2023
/s/ Robert B. Klein Robert B. Klein	Chief Financial Officer (Principal Financial Officer)	March 7, 2023
/s/ Matt Brandwein Matt Brandwein	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 7, 2023
/s/ Patrick Donahoe Patrick Donahoe	Independent Director, Chair of Board of Directors	March 7, 2023
/s/ Barry Lefkowitz Barry Lefkowitz	Independent Director	March 7, 2023
/s/ Jane Gural-Senders Jane Gural-Senders	Independent Director	March 7, 2023
/s/ Anton Feingold Anton Feingold	Independent Director	March 7, 2023

Board of Directors
Patrick R. Donahoe
Chair of the Board of Directors
Former Postmaster General of the United States
Andrew Spodek
Chief Executive Officer and Director
Barry Lefkowitz
Director
President and Chief Executive Officer of Huntington Road Advisors LLC and Co-Founder of HMC Real Estate Services LLC
Jane Gural-Senders
Director
Executive Director and Principal of GFP Real Estate LLC
Anton Feingold
Director
Partner and Associate General Counsel in the Legal Group of Ares Management

Executive Officers
Andrew Spodek
Chief Executive Officer and Director

Jeremy Garber
President, Treasurer and Secretary
Robert Klein
Chief Financial Officer

Corporate Headquarters
75 Columbia Avenue
Cedarhurst, New York 11516
www.postalrealtytrust.com
516-232-8900

Transfer Agent
American Stock Transfer & Trust Company, LLC
800-937-5449

Independent Registered Public Accounting Firm
BDO USA, LLP
100 Park Avenue
New York, New York 10017

Annual Meeting
Friday, June 9, 2023
10:00 am (Eastern Time)
75 Columbia Avenue
Cedarhurst, New York 11516

Forward-Looking and Cautionary Statements

This Annual Report contains "forward-looking statements." Forward-looking statements include statements identified by words such as "could," "may," "might," "will," "likely," "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "continues," "projects" and similar references to future periods, or by the inclusion of forecasts or projections. Forward-looking statements, including, among others, statements regarding Postal Realty Trust, Inc.'s (the "Company") anticipated growth and ability to obtain financing, renew or replace expiring leases on favorable terms, or at all, and close on pending transactions on the terms or timing it expects, if at all, are based on the Company's current expectations and assumptions regarding capital market conditions, the Company's business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, the Company's actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the USPS' terminations or non-renewals of leases, changes in demand for postal services delivered by the USPS, the solvency and financial health of the USPS, competitive, financial market and regulatory conditions, disruption in market, economic and financial conditions as a result of the ongoing COVID-19 pandemic, general real estate market conditions, the Company's competitive environment and other factors set forth under "Risk Factors" in the Company's filings with the Securities and Exchange Commission. Any forward-looking statement made in this Annual Report speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.